UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INFORMAX, INC.

(Name of Subject Company)

INFORMAX, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45677N 20 5

(CUSIP Number of Class of Securities)

John M. Green

Chief Financial Officer and
Chief Operating Officer
InforMax, Inc.
7600 Wisconsin Avenue, Suite 1100
Bethesda, Maryland 20814
(240) 747-4000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Michael J Silver, Esq.
Hogan & Hartson L.L.P.
111 S. Calvert St., Suite 1600
Baltimore, Maryland 21202
(410) 659-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.     Subject Company Information.

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the “Schedule 14D-9”) relates is InforMax, Inc., a Delaware corporation (“InforMax”). The address of the principal executive offices of InforMax is 7600 Wisconsin Avenue, Suite 1100, Bethesda, Maryland 20814. The telephone number of InforMax at its principal executive offices is (240) 747-4000.

      The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share of InforMax, (each share of common stock is referred to in this Schedule 14D-9 as a “Share,” and collectively, the “Shares”). As of October 18, 2002, there were 26,202,756 Shares outstanding.

Item 2.     Identity and Background of Filing Person.

      The name, business address and business telephone number of InforMax, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1 “Subject Company Information” above.

      This Schedule 14D-9 relates to the tender offer by Babcock, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), to purchase all of the outstanding Shares, at a purchase price of $1.36 per Share (the “Offer Price”), net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer to Purchase is being made for the Shares and the associated share purchase rights that attach to the Shares (the “Rights”), which Rights will be acquired by Purchaser in the Offer along with the Shares for no additional consideration. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Invitrogen and Purchaser with the Securities and Exchange Commission on October 25, 2002. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(1) and (a)(1)(2) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into InforMax (the “Merger”). After the effective time of the Merger (the “Effective Time”), InforMax will continue as the surviving corporation (the “Surviving Corporation”) and will be a direct, wholly owned subsidiary of Invitrogen. At the Effective Time of the Merger, each issued and outstanding Share (other than Shares owned by Invitrogen, any of its subsidiaries (including Purchaser), InforMax (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer, without interest (the “Merger Consideration”). The Merger Agreement is summarized in Section 11, “Background of the Offer; Contacts with InforMax; the Merger Agreement,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Invitrogen has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Invitrogen and Purchaser are located at 1600 Faraday Avenue, Carlsbad, California 92008 and their telephone number is (760) 603-7200.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Certain contracts, agreements, arrangements or understandings between InforMax or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, that is attached as Annex B to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. Except as described in this Schedule 14D-9 (including in the Exhibits and in Annex B) or incorporated in this Schedule 14D-9 by reference, to the knowledge of InforMax, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between InforMax or its affiliates and (1) InforMax’s executive officers, directors or affiliates, or (2) Purchaser, Invitrogen or their respective executive officers, directors or affiliates.

      In considering the recommendations of the Board of Directors of InforMax (the “InforMax Board” or the “InforMax Board of Directors”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of InforMax have interests in the Offer and the Merger which are described below, in Annex B and in the sections of the Offer to Purchase listed below, and which may present them with certain potential conflicts of interest.

      The InforMax Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation –(b)(ii) Reasons for the Recommendation of the InforMax Board of Directors.”

Certain Agreements, Arrangements and Transactions with Invitrogen in Connection with the Merger.

      The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 11, “Background of the Offer; Contacts with InforMax; the Merger Agreement,” and Section 14, “Conditions of the Offer,” respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      The Top-Up Option. In the Merger Agreement, InforMax granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a sufficient number of Shares such that, when such Shares underlying the Top-Up Option are added to the number of Shares owned by Purchaser at the time of such exercise, Purchaser shall own one share more than 90% of the Shares then outstanding. The Top-Up Option can only be exercised upon Purchaser’s purchase and payment pursuant to the Offer (including any subsequent offering period) of at least 85% of the Shares. The summary of the Top-Up Option contained in Section 11, “Background of the Offer; Contacts with InforMax; the Merger Agreement –Top-Up Option,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Appointment of Directors. In the Merger Agreement, InforMax granted to Purchaser the right to designate members of the Board of Directors of InforMax upon the consummation of the Offer. Additional information with respect to the appointment of directors is contained in the Information Statement attached to this Schedule 14D-9 as Annex B and the summary of Invitrogen’s right to appoint members to InforMax’s Board contained in Section 11, “Background of the Offer; Contacts with InforMax; the Merger Agreement –Board Representation,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, and is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Certain Agreements, Arrangements and Transactions between InforMax and its Directors, Executive Officers and Affiliates.

      Employment and Severance Agreements. InforMax’s employment agreement with Andrew P. Whiteley, Chief Executive Officer, President and Chairman of the Board of Directors, contains provisions that entitle him to certain severance benefits in the event that his employment is terminated by InforMax or its successor without cause, or terminated by Mr. Whiteley as a result of a reduction in his base salary below $375,000, a material diminishment of his position, duties or responsibilities, a change of control following which he is not the chief executive officer or president, or a material breach of his employment agreement. Upon such a termination Mr. Whiteley will receive an amount equal to his base salary then in effect and continuation of certain health insurance benefits. Mr. Whiteley is also entitled to restoration of any excise taxes payable by him under Section 280G of the Internal Revenue Code of 1986, as amended. In addition, upon a change of control of InforMax, which for purposes of Mr. Whiteley’s employment agreement shall occur upon the consummation of the Offer, all unvested options then held by Mr. Whiteley shall become vested. All of Mr. Whiteley’s options have exercise prices in excess of the Offer Price.

      InforMax’s employment agreement with John M. Green, Chief Financial Officer and Chief Operating Officer, contains provisions that entitle him to certain severance benefits. In the event that Mr. Green’s employment is terminated by InforMax or its successor without cause, or by Mr. Green as a result of a material reduction in his duties, responsibilities or compensation, or as a result of relocation required by InforMax, Mr. Green will receive an amount equal to his annual salary plus an additional pro-rata bonus amount not to exceed 50% of his salary for the previous 12-month period. In the event that InforMax or its successor terminates Mr. Green’s employment without cause upon, or within 180 days of, a change of control of InforMax, he will receive an amount equal to his salary plus a guaranteed bonus equal to a 12 month pro-rata share of his previous fiscal year’s bonus. In addition, upon a change of control, which for purposes of Mr. Green’s employment agreement shall occur upon the consummation of the Offer, all unvested options then held by Mr. Green shall become vested. All of Mr. Green’s options have exercise prices in excess of the Offer Price.

      The payments and benefits that Messrs. Whiteley and Green are each entitled to as a result of their employment agreements are more fully discussed in the section entitled “Executive Compensation –Employment Agreements and Severance Agreements” in the Information Statement attached as Annex B to this Schedule 14D-9.

      Incentive Bonus Plan. The Compensation Committee of the InforMax Board adopted the InforMax, Inc. Incentive Bonus Plan on September 25, 2002 (the “Incentive Bonus Plan”) in order to give an incentive to certain officers to stay with InforMax through the closing date of a change of control transaction. Under the Incentive Bonus Plan a change of control transaction shall be deemed to have occurred upon a third party’s acquisition of 50% or more of the combined voting power of InforMax’s equity securities or a merger where InforMax’s stockholders at the time of signing the merger documents own less than 50% of the equity of the combined company after the closing of the merger. Accordingly, the consummation of the Offer will constitute a change of control transaction under the Incentive Bonus Plan. The bonus that each participant in the Incentive Bonus Plan is entitled to receive under the Incentive Bonus Plan is based on a percentage of the valuation of InforMax in the change of control transaction. Under the Incentive Bonus Plan, the Compensation Committee of the InforMax Board has the authority to determine which officers participate in the Plan and to modify any bonus allocations to such participants until the closing of any change of control transaction. Based on the Offer Price, and assuming the current allocations under the Incentive Bonus Plan are not modified, after the consummation of the Offer, the persons set forth in the table below will be entitled to receive the amounts set forth next to their names.

Officer	Bonus

Andrew P. Whiteley	$587,344
Chief Executive Officer, President and Chairman of the Board of Directors

John M. Green	$391,563
Chief Financial Officer and Chief Operating Officer

Stephen E. Lincoln	$391,563
Chief Scientific Officer and Executive Vice President of Product Development

Janet Lynch Lambert	$195,781
Vice President, Marketing and Business Development

      The above summary of the Incentive Bonus Plan is qualified in its entirety by reference to the Incentive Bonus Plan, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Employee Bonus Pool. The Merger Agreement provides that Invitrogen will cause the Surviving Corporation to fund a bonus pool of $1.2 million for the payment of fiscal year 2002 bonuses and retention bonuses to InforMax employees (the “Employee Bonus Pool”). Current InforMax employees who remain employees after the consummation of the Merger are eligible to receive bonuses from the Employee Bonus Pool. Fifty percent of the Employee Bonus Pool will be used for the payment of current fiscal year bonuses that will be made in accordance with InforMax’s historical practice. The remaining fifty percent of the Employee Bonus Pool will be used for the payment of retention bonuses to InforMax employees and will be paid upon the earlier to occur of 120 days after the consummation of the Merger (provided the employee is still employed on that date by the Surviving Corporation or its affiliates) or the termination of the employee without cause. If the employee’s employment terminates for any reason other than without cause prior to the 120th day following the completion of the Merger, the employee forfeits all rights to any retention bonus payable under the Employee Bonus Pool. All bonuses paid out of the Employee Bonus Pool will be in amounts to be determined at the discretion of InforMax’s Chief Financial Officer and Chief Operating Officer within certain limits provided for under the Merger Agreement. At this time, it is expected that along with other employees of InforMax, the executive officers identified on the table below will receive bonuses in the amounts set forth opposite their name.

	Allocation from	Percent of
Officer	Bonus Pool	Bonus Pool

Andrew P. Whiteley	$87,182	7.27%
Chief Executive Officer, President and Chairman of the Board of Directors

John M. Green	$73,814	6.15%
Chief Financial Officer and Chief Operating Officer

Stephen E. Lincoln	$58,121	4.84%
Chief Scientific Officer and Executive Vice President of Product Development

      The summary of the Employee Bonus Pool contained in Section 11, “Background of the Offer; Contacts with InforMax; the Merger Agreement –Employee Benefits,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary and the summary of the Employee Bonus Pool above are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

      Stock Options. The summary of the treatment of stock options under the Merger Agreement contained in Section 11, “Background of the Offer; Contacts with InforMax; the Merger Agreement –Treatment of Options and Warrants,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The employment agreements discussed above in this Item 3 between InforMax and Messrs. Whiteley and Green provide for accelerated vesting of stock options held by such executive officers immediately prior to a change of control of InforMax. The consummation of the Offer would constitute a change of control under these agreements. In addition, Mr. Lincoln has a stock option agreement that provides for accelerated vesting of stock options held by him immediately prior to certain change of control transactions, including a transaction in which an acquiror acquires 80% of InforMax’s outstanding Shares. None of InforMax’s executive officers hold options exercisable for Shares at a price less than the Offer Price. The exercise price of options granted to members of the InforMax Board is set forth in “Directors Compensation and Fees” in the Information Statement attached to this Schedule 14D-9 as Annex B. The beneficial ownership table included in the Information Statement attached to this Schedule 14D-9 as Annex B sets forth the beneficial ownership of Shares and stock options of InforMax’s executive officers and directors.

      Indemnification; Directors’ and Officers’ Insurance. The Merger Agreement provides that for six years after the Effective Time, Invitrogen will indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of InforMax in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted or provided under InforMax’s Certificate of Incorporation or Bylaws in effect as of October 15, 2002, provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. For a period of six years after the Effective Time, Invitrogen shall maintain InforMax’s directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Effective Time or secure coverage no less favorable than the policy in effect for InforMax on October 15, 2002, provided that Invitrogen will not be obligated to pay premiums in excess of $4 million, in which case Invitrogen will obtain as much coverage as can be obtained for such amount. This summary of the terms of the indemnification and directors’ and officers’ insurance provision of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Item 4.     The Solicitation or Recommendation.

(a) Recommendation of the InforMax Board.

      The InforMax Board, at a meeting held on October 14, 2002, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, InforMax and its stockholders, and recommended that the stockholders of InforMax adopt the Merger Agreement, to the extent such adoption is required by applicable law. The InforMax Board unanimously recommends that the stockholders of InforMax accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(b)(i) Background of the Offer; Contacts with Invitrogen.

      On October 6, 2000, InforMax completed an initial public offering of 5.75 million shares of its common stock at $16.00 per Share for net proceeds of approximately $84 million. Since that time, InforMax has experienced significant turnover of its executive management, and, as a result of a tightening capital market for biotechnology companies and general economic conditions, has experienced a reduction in revenues as customers and potential customers delayed or suspended certain informatics and technology related expenditures. As of March 2002, none of InforMax’s executive officers at the time of its initial public offering remained as employees of InforMax.

      InforMax’s Board of Directors and its executive management have regularly considered strategies for enhancing stockholder value, expanding InforMax’s geographic reach, broadening its portfolio of products and services and growing its business. These strategic considerations have included transactions such as joint ventures, strategic investments and alliances and acquisition opportunities, as well as execution of InforMax’s business plan as a standalone organization.

      Between November 2001 and January 2002, InforMax’s executive management and its financial advisor, Bear, Stearns & Co. Inc. (“Bear Stearns”), engaged in discussions regarding strategic opportunities, including a possible business combination, with several companies, including Company A, an international provider of informatics solutions, and Company B, a provider of technology solutions for drug discovery and chemical development. At a meeting of InforMax’s Board of Directors on January 25, 2002, following consideration of an unsolicited indication of interest received from Company A and a presentation and financial analysis by InforMax’s executive management and Bear Stearns, InforMax’s Board of Directors determined that pursuing that transaction was not in the interest of stockholders at that time and determined to continue to follow InforMax’s business plan as a standalone business and to recruit a new chief executive officer. At that time, InforMax’s business plan remained focused on adding customers of, and establishing a brand identity for, GenoMax, InforMax’s enterprise product. In January 2002, in furtherance of its business plan and in an effort to streamline its organization and reduce costs, InforMax reduced its headcount by over 30 employees, or approximately 14% of its work force at the time. InforMax also retained a third party market research firm to prepare an assessment of the market for InforMax’s products and services.

      On March 13, 2002, InforMax entered into an employment agreement with Andrew P. Whiteley, then a member of InforMax’s Board of Directors, to become InforMax’s Chief Executive Officer, President and Chairman of the Board of Directors. Late in the first quarter of 2002, InforMax received the market research report which made recommendations regarding pursuit of a product strategy focusing on InforMax’s desktop framework. At that time, InforMax redeployed certain resources and commenced additional product development efforts focusing on its Vector NTI desktop products. In April 2002, InforMax announced that it had failed to make any sales of GenoMax during the first quarter. GenoMax accounted for $9.3 million in revenues, or approximately 43% of InforMax’s $21.4 million software sales segment revenues in 2001 and had been a significant contributor to InforMax’s growth in prior periods. Primarily as a result of the lack of GenoMax sales, revenues for the quarter ended March 31, 2002 represented a 43% decrease compared to revenues achieved for the same quarter of 2001. InforMax’s Shares closed at $1.33 per Share on Nasdaq on April 5, 2002, the date following its preliminary announcement of first quarter results. In April 2002, InforMax conducted a broad review of its organization and an assessment of its products.

      On April 25 2002, InforMax’s Board of Directors met to discuss InforMax’s strategic and financial position as a result of the contraction of the GenoMax market. The InforMax Board of Directors also discussed the findings of the independent market research study. Following a discussion and consideration of the presentations made, InforMax’s Board of Directors approved a redirection of InforMax’s research and development resources and adoption of a new product strategy focusing on desktop applications in the life sciences market. In an effort to further reduce costs and align InforMax’s resources with its new product development strategy, the InforMax Board of Directors approved a second headcount reduction in May 2002, terminating over 30 employees, or approximately 15% of InforMax’s work force at the time.

      In early May 2002, Invitrogen’s financial advisor contacted senior management of InforMax to inquire if InforMax would be interested in discussing a potential strategic transaction with Invitrogen. Also, in early May 2002, Messrs. Whiteley and Green met with management of four companies, including a telephonic meeting with John Thompson, Invitrogen’s Vice President of Corporate Development on May 6, 2002, and in person meetings with representatives from Company A, Company B and the fourth company, regarding their level of interest in pursuing various strategic opportunities, including joint ventures, purchases of InforMax’s products or services, and possible merger and acquisition opportunities.

      At a meeting of InforMax’s Board of Directors on May 16, 2002, following a presentation by Mr. Whiteley regarding the state of the informatics market and the challenges and significant research and development expense associated with InforMax’s efforts to re-focus its product development strategy, among other things, the InforMax Board of Directors determined to formally engage Bear Stearns as InforMax’s financial advisor for purposes of conducting a further review and evaluation of strategic opportunities available to InforMax. InforMax’s Board of Directors did not make any determination that it would pursue any particular course of action, but believed that it would be in the best interests of stockholders to determine the opportunities available to InforMax.

      Commencing in June 2002, Bear Stearns and Mr. Whiteley contacted 15 potential strategic and financial parties (including Invitrogen, Company A and Company B) selected on the basis of a variety of factors, including perceived interest in InforMax, familiarity with the business in which InforMax operated and financial ability to consummate a transaction with InforMax. Bear Stearns engaged in preliminary discussions with these potential parties, and those parties expressing an interest in pursuing a possible transaction were required to sign a confidentiality agreement. Seven parties signed confidentiality agreements and received a confidential information memorandum. Invitrogen signed a confidentiality agreement on June 25, 2002. Parties interested in pursuing a transaction were invited to attend management presentations with InforMax’s senior management and asked to submit a written, non-binding preliminary indication of interest to InforMax by August 19, 2002.

      On July 24, 2002, InforMax announced that its revenues for the second quarter of 2002 represented a 50% decline compared to revenues achieved for the same period of 2001 as a result of continued declines in software sales, including a 30% reduction in Vector NTI revenue and an 81% reduction in GenoMax revenue in comparison to the second quarter of 2001. InforMax’s Shares closed at $0.68 per Share on the Nasdaq National Market on the date following this announcement.

      On July 25, 2002, InforMax’s Board of Directors met to discuss with its executive management the state of the market for InforMax’s products and services, implementation of the new product strategy, InforMax’s declining revenues and the continuing spending constraints among InforMax’s customers and potential customers. At the meeting, Mr. Green presented to the InforMax Board of Directors a hypothetical forecast for InforMax assuming a business with limited expenses, including research and development, and solely conducting existing Vector NTI desktop operations. Mr. Green also presented to the InforMax Board of Directors a hypothetical liquidation analysis of InforMax. Following a discussion and consideration of such presentations, InforMax’s Board of Directors indicated that it was supportive of executive management’s continued exploration of strategic opportunities on behalf of InforMax.

      On July 31, 2002, InforMax received notice of its failure to comply with the $1.00 minimum bid price requirement for continued listing on Nasdaq and was informed that delisting procedures would commence on October 29, 2002 unless the bid price for InforMax’s Shares was above $1.00 per share for more than ten consecutive trading days.

      Between July 31 and August 9, 2002, five interested parties, including Invitrogen, Company B and Company C, a privately held life science tools company, attended management presentations by InforMax in advance of the due date for initial indications of interest. On August 19, 2002, Invitrogen, Company B and Company C submitted initial indications of interest in pursuing a business combination transaction.

      On August 23, 2002, InforMax’s Board of Directors met by telephone conference to review the progress of the strategic review process and to consider the three indications of interest received, as well as the comparative analyses prepared by Bear Stearns. The InforMax Board of Directors indicated that it was supportive of the continued exploration of these opportunities.

      From August 28 until September 22, 2002, Invitrogen, Company B and Company C conducted business and legal due diligence review and management discussions with InforMax and its advisors and technical review of InforMax’s products. In early September, Hogan & Hartson L.L.P., InforMax’s legal counsel, prepared and distributed a draft of an acquisition agreement for consideration and comment by each of Invitrogen, Company B and Company C.

      On September 10, 2002, InforMax’s Board of Directors met with Hogan & Hartson to review and discuss the status of the continued discussions with the interested parties and their ongoing due diligence and discussions with management. At this meeting, Hogan & Hartson provided the InforMax Board of Directors with detailed advice regarding its fiduciary duties in the context of a possible sale of InforMax. The InforMax Board of Directors reviewed and discussed the initial indications of interest received from the three parties.

      Following their due diligence review of InforMax, Invitrogen, Company B and Company C submitted proposals to InforMax between September 25, 2002 and September 27, 2002. Invitrogen’s proposal dated September 25, 2002, contemplated a purchase price of $40 million in cash and included comments to the form of acquisition agreement circulated to the interested parties by Hogan & Hartson.

      On September 30, 2002, InforMax’s Board of Directors met by telephone conference with InforMax’s legal and financial advisors to discuss the three proposals that had been received. Bear Stearns reviewed with the InforMax Board of Directors the proposals, the transaction structures and the valuation methodologies it expected to utilize in evaluating the consideration to be received in a transaction. Bear Stearns reviewed with the InforMax Board of Directors the status of the interested parties’ business and legal due diligence review as well as an analysis of the actionable and contingent nature of the three proposals. Hogan & Hartson reviewed with the InforMax Board of Directors the structural and contract issues relating to such proposals. The InforMax Board of Directors then discussed with Hogan & Hartson its fiduciary responsibilities in the context of the proposals, and certain revisions to the form of acquisition agreement requested by Invitrogen. Mr. Whiteley and the InforMax Board of Directors then engaged in a detailed discussion regarding the proposals and discussed InforMax’s current strategic and financial position and the relative merits of remaining an independent public company. Following this discussion, the InforMax Board of Directors authorized management and its advisors to continue negotiations with all three interested parties submitting proposals as to both pricing and terms of a definitive acquisition agreement.

      Following the meeting, Bear Stearns conducted discussions with each of the three interested parties, including Invitrogen’s financial advisor, regarding the terms of a potential transaction. Invitrogen’s financial advisor indicated to Bear Stearns that InforMax would receive a revised written indication of interest from Invitrogen for a transaction with an enterprise value of $42 million, and that as a condition of the revised indication of interest, Invitrogen would require InforMax to enter into an agreement requiring exclusive negotiation between InforMax and Invitrogen for a limited period.

      On October 3, 2002, InforMax’s Board of Directors met by telephone conference with InforMax’s legal and financial advisors to discuss InforMax’s continued discussions with Invitrogen and the two other interested parties. Bear Stearns advised the InforMax Board of Directors of its recent discussions with Invitrogen’s financial advisor. Bear Stearns further advised the InforMax Board that the other indications of interest were not as fully developed as Invitrogen’s and that substantial additional time may be needed for the parties submitting their indications of interests to reach a firm offer stage. InforMax’s Board of Directors indicated that it was supportive of management’s continued discussions with Invitrogen and authorized InforMax and its advisors to negotiate a definitive agreement and to execute and deliver an agreement requiring exclusive negotiations with Invitrogen for a limited period if required by Invitrogen. Late in the evening of October 4, 2002, Invitrogen’s revised proposal, containing the terms governing the proposed exclusive negotiations, was received by InforMax.

      On October 7, 2002, Bear Stearns was informed by Company B that it and its financial advisor desired to conduct additional due diligence relating to InforMax’s business, products and sales outlook. Later in the morning of October 7, 2002, representatives of InforMax’s and Invitrogen’s management teams, and InforMax’s and Invitrogen’s legal and financial advisors, met to negotiate the terms of a revised draft of a merger agreement circulated by Hogan & Hartson on October 4, 2000. Prior to commencing negotiations on October 7, 2002, and as a condition of remaining in the process regarding the proposed transaction, Invitrogen required InforMax to execute the letter agreement received on October 4, 2002 requiring InforMax to conduct exclusive negotiations with Invitrogen through October 15, 2002. Following discussion with Hogan & Hartson and Bear Stearns, InforMax executed that letter agreement. Negotiations on the terms of the definitive merger agreement occurred over the course of the next several days. InforMax’s Board of Directors held meetings by teleconference on each of October 7, 8, 10 and 11, 2002, to review the discussions between the parties regarding the proposed transaction and the negotiation of the definitive merger agreement.

      During the period of October 9 through October 13, 2002, Invitrogen and its representatives also continued and finalized their due diligence review, including further discussions with InforMax’s management.

      On the evening of October 14, 2002, InforMax’s Board of Directors met by teleconference to consider the question of approving the terms of the Offer and the Merger, and the relative merits of Invitrogen’s offer versus other prior indications of interest received. Hogan & Hartson reviewed with the InforMax Board of Directors the terms of the proposed merger agreement negotiated with Invitrogen and Invitrogen’s legal counsel and reviewed again with the InforMax Board of Directors its fiduciary duties in the context of the proposed transaction. Hogan & Hartson reviewed with the InforMax Board of Directors InforMax’s right to accept a superior offer, if one is received, and to terminate the merger agreement subject to its payment of any applicable break-up fee. Bear Stearns reviewed with the InforMax Board of Directors its financial analysis of the consideration payable in the transaction and rendered to the InforMax Board of Directors an oral opinion (which opinion was confirmed by delivery of a written opinion dated October 14, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $1.36 per Share cash consideration to be received in the transaction by holders of Shares was fair, from a financial point of view, to such holders. After thorough discussion, the InforMax Board of Directors unanimously determined that proceeding with the transaction was advisable and in the best interest of InforMax’s stockholders, approved and authorized the Merger Agreement by and among InforMax, Invitrogen and Purchaser and resolved to recommend that InforMax stockholders tender their Shares in the Offer and vote in favor of the Merger.

      InforMax, Invitrogen and Purchaser executed the Merger Agreement early in the morning of October 15, 2002, and the parties issued a joint press release announcing the transaction on October 15, 2002.

(b)(ii) Reasons for the Recommendation of the InforMax Board of Directors.

      In reaching its recommendation described above in paragraph (a) of this Item 4, InforMax’s Board of Directors considered a number of factors, including the following:

      1. Offer Price in Relation to Recent Trading Prices. InforMax’s Board of Directors considered the relationship of the Offer Price for the Offer and the Merger to the recent market prices of the Shares. The Offer Price represents a 157% premium over the $0.53 closing price of the Shares on Nasdaq on October 10, 2002 and a 143% premium over the $0.56 closing price of the Shares on Nasdaq on October 14, 2002 (the last trading day prior to the announcement of the Offer). The Shares had not traded above the Offer Price since April 4, 2002.

      2. Certainty of Consideration. InforMax’s Board of Directors considered the fact that because the Offer is an all cash tender offer, the value of consideration that InforMax stockholders will receive in the Offer is fixed and certain.

      3. InforMax Operating and Financial Condition. InforMax’s Board of Directors considered the current and historical financial condition and results of operations of InforMax, as well as the prospects and strategic objectives of InforMax, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which InforMax’s business operates. InforMax’s Board of Directors considered the uncertain economic environment, the reduced customer spending in the informatics and life sciences sectors, the stock price volatility for other companies in InforMax’s industry, and the intensifying competitive landscape. InforMax’s Board of Directors also considered InforMax’s expected continued losses and its revenue expectations over the next several quarters, as well as InforMax’s ability to retain key employees necessary to continue executing its business plan being undermined by InforMax’s financial condition, all of which will make the achievement of enhanced stockholder value highly problematic.

      4. Strategic Alternatives. InforMax’s Board of Directors considered the results of the process that had been conducted by the InforMax Board of Directors, with the assistance of executive management and InforMax’s financial advisor, Bear Stearns, to evaluate InforMax’s strategic alternatives. The process included an analysis of trends in the industry in which InforMax’s business operates and the strategic alternatives available to InforMax, including the alternative to remain an independent public company, the possibility of acquisitions of, or mergers with, other companies in its industry, as well as the risks and uncertainties associated with the alternatives. InforMax’s Board of Directors considered the results of its process, including the process conducted by Bear Stearns to solicit the interest of other potentially interested parties and that this process did not result in any proposal that could be promptly consummated and offered value superior to the Offer and the Merger.

      5. Expected Nasdaq Delisting. InforMax’s Board of Directors considered InforMax’s receipt of notice from Nasdaq in July 2002 indicating that if InforMax’s stock price failed to trade above $1.00 per Share for a ten-day period prior to October 29, 2002, Nasdaq would commence delisting of InforMax’s Shares.

      6. Bear, Stearns & Co. Inc. Fairness Opinion. InforMax’s Board of Directors considered the oral opinion of Bear Stearns (which was subsequently confirmed in writing, dated as of October 14, 2002) to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion rendered by Bear Stearns to InforMax’s Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Bear Stearns in arriving at its opinion, is attached as Annex A to this Schedule 14D-9 and incorporated in this Schedule 14D-9 by reference. Stockholders are urged to read this opinion in its entirety. InforMax’s Board of Directors took into account the fees to be paid to Bear Stearns upon the consummation of the Offer.

      7. Structure of Transaction; Timing Of Completion. InforMax’s Board of Directors considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement. In that regard, InforMax’s Board of Directors noted that stockholders who tender in the Offer would receive their consideration promptly (assuming the conditions to the Offer are met). InforMax’s Board of Directors further noted that if sufficient Shares were tendered to enable Invitrogen to effect a merger without a stockholder vote, then all stockholders would receive their consideration more quickly than they would in a merger transaction or other structure.

      8. Limited Conditions To Consummation. InforMax’s Board of Directors considered the fact that Invitrogen’s obligation to consummate the Offer and the Merger is subject to a limited number of conditions, including, among others, the condition that sufficient Shares be tendered that would give Invitrogen and its affiliates a majority of the outstanding Shares of InforMax on a fully diluted basis. InforMax’s Board of Directors also considered the fact that consummation of the Offer and the Merger is not subject to a financing condition. The InforMax Board considered that once Invitrogen purchases any Shares in the Offer, Invitrogen will be obligated to consummate the Merger subject to the limited conditions set forth in the Merger Agreement. The InforMax Board also considered that the Offer was subject to no preliminary antitrust or other regulatory approval.

      9. Alternative Transactions. InforMax’s Board of Directors considered that under the terms of the Merger Agreement, consistent with InforMax’s Board of Directors’ fiduciary duties, if InforMax receives an unsolicited bona fide written acquisition proposal it can request additional information for purposes of clarifying whether the proposal is superior to the Offer, and if InforMax’s Board of Directors determines that the unsolicited acquisition proposal is superior to the Offer it is allowed to provide information to and negotiate with the party which submitted the acquisition proposal, and can terminate the Merger Agreement to pursue that superior offer upon the payment of a reasonable and customary termination fee.

      10. Potential Conflicts of Interest. InforMax’s Board of Directors was aware of the potential conflicts of interest between InforMax, on the one hand, and certain of InforMax’s officers and directors, on the other hand, in the Offer and the Merger discussed in this Schedule 14D-9 under Item 3 “—Certain Agreements, Arrangements and Transactions between InforMax and its Directors, Executive Officers and Affiliates.”

      InforMax’s Board of Directors also identified and considered several potentially countervailing factors in its deliberations concerning the Offer and the Merger, including, (i) the effect of public announcement of the Offer and the Merger on InforMax’s sales and operating results, and its ability to attract and retain key technical, marketing and management personnel; and (ii) the risk that the conditions to consummation of the Offer may not be met and the Offer and Merger may not be completed, which could leave InforMax and its stockholders in a highly precarious position to achieve success. InforMax’s Board of Directors believed that these risks were far outweighed by the benefits of the Offer and the Merger.

      The foregoing discussion of factors considered and given weight by the Board of Directors is not intended to be exhaustive, but includes the material factors considered. In view of its many considerations, InforMax’s Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of InforMax’s Board of Directors may have given different weights to the various factors considered. After weighing all of these considerations, InforMax’s Board of Directors unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

(c) Intent to Tender.

      After reasonable inquiry and to the best of InforMax’s knowledge, each executive officer, director, affiliate and subsidiary of InforMax who owns Shares currently intends, subject to compliance with applicable law including Section 16(b) of the Securities Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity to Purchaser in the Offer.

(d) Opinion of Bear, Stearns & Co. Inc.

          Overview.

      At the October 14, 2002 meeting of InforMax’s Board of Directors, Bear Stearns presented the analysis of its opinion and then delivered its oral opinion, subsequently confirmed in writing, that, as of October 14, 2002, and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the Offer Price is fair, from a financial point of view, to the stockholders of InforMax.

      THE FULL TEXT OF THE FAIRNESS OPINION DATED OCTOBER 14, 2002 WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY BEAR STEARNS IN RENDERING ITS FAIRNESS OPINION, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY. THE FAIRNESS OPINION WAS DELIVERED TO THE INFORMAX BOARD OF DIRECTORS FOR ITS USE IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND ADDRESSES ONLY, AS OF THE DATE OF THE FAIRNESS OPINION, THE FAIRNESS OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW, TO THE STOCKHOLDERS OF INFORMAX. THE FAIRNESS OPINION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO THE BOARD OF DIRECTORS OF INFORMAX OR TO ANY STOCKHOLDER OF INFORMAX AS TO WHETHER TO TENDER THEIR SHARES IN THE OFFER OR HOW TO VOTE IN CONNECTION WITH THE MERGER, TO THE EXTENT REQUIRED. THE FAIRNESS OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF THE BOARD OF DIRECTORS OF INFORMAX TO RECOMMEND THE MERGER AGREEMENT, THE OFFER AND THE MERGER OR THE UNDERLYING BUSINESS DECISION OF INFORMAX TO ENTER INTO THE MERGER AGREEMENT, THE RELATIVE MERITS OF THE MERGER AGREEMENT AS COMPARED TO ANY ALTERNATIVE BUSINESS STRATEGIES THAT MIGHT EXIST FOR INFORMAX OR THE EFFECTS OF ANY OTHER TRANSACTION IN WHICH INFORMAX MIGHT ENGAGE. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION.

          Bear Stearns Opinion.

      In connection with rendering its opinion, Bear Stearns, among other things:

      • reviewed the Agreement;

•	reviewed InforMax’s Annual Reports to stockholders and Annual Reports on Form 10-K for the years ended December 31, 2000 and 2001, its Quarterly Reports on Form 10-Q for the periods ended March 31, and June 30, 2002 and its Reports on Form 8-K for the two years ended the date of the fairness opinion;

•	reviewed certain operating and financial information, including projections for the three years ending December 31, 2005, prepared by, and provided to Bear Stearns by InforMax’s management relating to InforMax’s business and prospects;

•	met with certain members of InforMax’s senior management to discuss InforMax’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the Shares of InforMax;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to InforMax;

•	performed discounted cash flow analyses based on the projections for InforMax furnished to Bear Stearns; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

      In arriving at its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projected financial results provided to it by InforMax. With respect to InforMax’s projected financial results, Bear Stearns relied on representations that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of InforMax, as to the expected future performance of InforMax. Bear Stearns did not assume any responsibility for the independent verification of any such information, or the projected financial results provided to it, and Bear Stearns further relied upon the assurances of the senior management of InforMax that they were unaware of any facts that would make such information, or the projected financial results, incomplete or misleading.

      In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of InforMax, nor was it furnished with any such appraisals. During the course of its engagement, Bear Stearns was asked to solicit indications of interest from various third parties regarding a transaction with InforMax, and it has considered the results of that solicitation in rendering its opinion. Bear Stearns has assumed that the Offer and the Merger will be completed in a timely manner and in accordance with the terms of the Merger Agreement substantially in the form reviewed by it without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on InforMax or the Offer Price.

          Summary of Analyses.

      The following is a brief summary of the material analyses performed by Bear Stearns and presented to the InforMax Board of Directors in connection with rendering its fairness opinion. Some of the summaries of financial analyses include summary data including ranges of implied equity value per share. In order to fully understand the financial analyses used by Bear Stearns, the summary data must be read together with the full text of the analyses. The summary data do not represent a complete description of the financial analyses.

      In performing its analysis, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, InforMax, Invitrogen and Purchaser. Any estimates contained in the analysis performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analysis.

      Calculation of InforMax Net Equity Value. Bear Stearns calculated InforMax’s Net Equity Value at the Offer Price (the “Net Equity Value”) of $42.0 million by multiplying the Offer Price by the number of InforMax’s diluted Shares outstanding.

      Calculation of InforMax Enterprise Value at the Offer Price. Bear Stearns calculated the Enterprise Value for InforMax at the Offer Price (the “Enterprise Value”) of $1.8 million by adding the Net Equity

Value and InforMax’s total debt and capitalized leases estimated to be outstanding as of December 31, 2002 and subtracting InforMax’s cash estimated as of December 31, 2002.

      Calculation of InforMax Enterprise Value at the Offer Price as Adjusted. Bear Stearns calculated the Enterprise Value for InforMax as Adjusted at the Offer Price (the “Enterprise Value as Adjusted”) of $5.2 million by adding the Enterprise Value and InforMax management’s estimate of the after-tax cost of certain contractual liabilities that Invitrogen would incur as a result of the Merger.

      Calculation of InforMax Enterprise Value at the Offer Price as Further Adjusted. Bear Stearns calculated the Enterprise Value for InforMax as Further Adjusted at the Offer Price (the “Enterprise Value as Further Adjusted”) of $12.8 million by adding the Enterprise Value as Adjusted and InforMax management’s estimate of the after-tax cost of transaction fees, severance costs and other restructuring costs that Invitrogen would incur as a result of the Merger.

      Bear Stearns calculated multiples of InforMax’s Enterprise Value, Enterprise Value as Adjusted and Enterprise Value as Further Adjusted to InforMax’s actual revenues as of the latest twelve months (“LTM”) ended June 30, 2002, and estimated revenues for the fiscal years ending December 31, 2002 and 2003. Bear Stearns then compared these multiples to multiples observed in the Comparable Company Analysis.

      Comparable Company Analysis. Bear Stearns analyzed selected historical and projected operating information provided by InforMax management, stock price performance data and valuation multiples for InforMax and compared this data to that of certain publicly traded companies deemed by Bear Stearns to be generally comparable to InforMax.

      Bear Stearns reviewed, among other things, the comparable companies’ (i) enterprise value/ LTM revenues, (ii) enterprise value/2002E revenues, (iii) enterprise value/2003E revenues.

      All multiples were based on closing stock prices for the comparable companies on October 10, 2002.

Comparable Trading Multiples(1)

	Enterprise		Enterprise		Enterprise
	Value/LTM		Value/2002E		Value/2003E
	Revenue		Revenue(2)		Revenue(2)

LION bioscience AG	(1.47	x)	(1.05	x)	(0.93	x)

Compugen Ltd.	(3.66)		(3.61)		NA

Pharmacopeia, Inc.	0.26		0.24		0.22

Tripos, Inc.	1.04		0.87		0.64

Arithmetic Mean	(0.96	x)	(0.89	x)	(0.02	x)

InforMax Enterprise Value	0.10	x	0.12	x	0.08	x

InforMax Enterprise Value as Adjusted	0.28	x	0.34	x	0.23	x

InforMax Enterprise Value as Further Adjusted	0.69	x	0.83	x	0.57	x

(1)	Balance sheet data used to calculate enterprise value for comparable companies as of June 30, 2002.

(2)	Based on Wall Street research estimates.

      Bear Stearns indicated to the InforMax Board of Directors that LION biosciences AG (“LION”) and Compugen Ltd. (“Compugen”) were the most relevant comparables to InforMax for valuation purposes. As is the case with InforMax, both companies are unprofitable, experiencing negative cash flow and are expected to remain unprofitable at least through 2003. Bear Stearns noted that both LION and Compugen are trading at negative Enterprise Value multiples whereas InforMax is being valued at a positive Enterprise Value multiple in the Offer. Bear Stearns also noted that on an Enterprise Value as Further Adjusted basis, the Enterprise

Value to revenue multiples implied by the Offer are comparable to the current trading multiples of Tripos, Inc., the most profitable and financially stable of the comparable companies.

      No company utilized in the peer group comparison is identical to InforMax, and, accordingly, Bear Stearns’ analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors which would necessarily affect the relative trading values of InforMax compared to the companies to which InforMax was compared.

      Theoretical Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis for InforMax using InforMax’s then currently available financial projections for 2003-2005 in order to determine a range of equity values per Share for InforMax. Projected financial data for InforMax was based on estimates provided to Bear Stearns by InforMax’s management and represents revenue growth and operating margins believed to be achievable by management at the time the fairness opinion was rendered, assuming the merger agreement is not entered into and no other comparable transaction is entered into by InforMax. In performing its theoretical discounted cash flow analysis, Bear Stearns calculated after-tax cash flows for the three-year period commencing January, 2003, and ending on December 31, 2005. InforMax’s cash flows were discounted to present value using discount rates ranging from 18.0% to 22.0%. Bear Stearns calculated a terminal value for InforMax by applying to InforMax’s projected 2005 revenue a range of multiples of 0.25x to 1.25x. The terminal value was then discounted to a present value using discount rates ranging from 18.0% to 22.0%. Bear Stearns also calculated the net present value of InforMax’s existing Net Operating Loss Carryforward (the “NOL”) and added the value of the NOL to the net present value of InforMax’s projected cash flows and terminal value. This analysis resulted in an implied reference range for the equity value of approximately $0.67 per Share to $1.29 per Share with a midpoint of $0.98 per Share.

      Bear Stearns noted that the theoretical discounted cash flow analysis was highly dependent on the terminal value revenue multiple assessed. Given multiples observed for publicly traded comparable companies and InforMax as of October 10, 2002 and InforMax’s projected operating results, Bear Stearns believes the lower end of the range of terminal value multiples is appropriate to consider in valuing InforMax.

      Other Analyses and Considerations. Bear Stearns conducted other analyses as it deemed appropriate, including reviewing the historical stock performance and the historical and estimated financial and operating performance of InforMax in considering the ability of InforMax to raise a sufficient amount of capital to fund its operations should it remain a stand alone company. In addition, Bear Stearns examined publicly available information relating to trends in the biotechnology and life sciences enabling technology and life science instrumentation industries. In the past five years, there has been a limited number of merger and acquisition transactions involving publicly traded bioinformatics software companies. Given the dramatic decline in the outlook for, and valuations of bioinformatics companies, Bear Stearns believed that precedent transactions were not relevant in its assessment of the value of InforMax.

      Bear Stearns also considered its solicitation efforts, which included contacting 15 companies as approved by InforMax management and its board of directors. Bids from three companies were received including the bid from Invitrogen.

      The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Bear Stearns’ opinion, therefore, is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Bear Stearns made qualitative judgments as to the significance and relevance of each analysis and factors considered by it and did not attribute particular weight to any one analysis or factor. Bear Stearns did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support its opinion. Accordingly, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the summary described above or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      The analyses performed by Bear Stearns, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those results suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Bear Stearns’ analyses are inherently subject to substantial uncertainty.

      Bear Stearns’ opinion and financial analyses were only one of many factors considered by InforMax’s Board of Directors in its evaluation of the transaction, and should not be viewed as determinative of the views of InforMax’s Board of Directors with respect to its decision to recommend the Offer, the Merger and the Merger Agreement.

Item 5.     Persons/Assets Retained, Employed, Compensated or Used.

      Bear, Stearns is acting as InforMax’s exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Bear Stearns’ engagement, InforMax has agreed to pay Bear Stearns for its financial advisory services (i) an opinion fee equal to $500,000 payable on October 14, 2002, the date when Bear Stearns delivered its written opinion with respect to the fairness of the Offer, and (ii) a transaction fee equal to $1.3 million. The opinion fee will be credited toward the transaction fee. In addition, InforMax has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses (including the fees and expenses of counsel, and of other consultants and advisors retained by Bear Stearns) incurred during its engagement and to indemnify Bear Stearns against certain liabilities, including liabilities under federal securities laws, arising out of Bear Stearns’ engagement.

      Bear Stearns, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Bear Stearns and its affiliates may actively trade or hold the securities of InforMax and Invitrogen for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Bear Stearns and its affiliates have provided financial advisory and financing services for Invitrogen unrelated to the Merger and have received customary fees for the rendering of those services. In addition, Bear Stearns acted as lead underwriter in connection with InforMax’s initial public offering in October 2000 and advised InforMax in connection with the adoption of its Stockholder Rights Agreement dated as of June 4, 2001, as amended, (the “Rights Agreement”). Furthermore, Bear Stearns and its affiliates may maintain relationships with InforMax, Invitrogen and their respective affiliates.

      Except as set forth above, neither InforMax nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of InforMax, for which services no additional compensation will be paid.

Item 6.     Interest in Securities of the Subject Company.

      Except as set forth in this paragraph, no transactions in Shares have been effected during the past 60 days by InforMax or any subsidiary of InforMax or, to the knowledge of InforMax, by any executive officer, director or affiliate of InforMax. InforMax has been informed that affiliates of Friedman, Billings, Ramsey Group, Inc. sold 382,200, 10,000 and 4,050,000 Shares, on October 15, 16 and 21, 2002, respectively, at $1.32, $1.32 and $1.31 per Share, respectively. InforMax has been informed that the sale amounts and prices above include sales of 41,000, 1,000 and 432,780 Shares on October 15, 16 and 21, 2002, respectively, that were beneficially owned by Emerging Technology Partners, LLC, of which Dr. He, an InforMax director, serves as general partner. Dr. He disclaims beneficial ownership of the Shares held thereby except to the extent of any pecuniary interest therein. Each sales transaction described above was effected on Nasdaq.

Item 7.     Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Schedule 14D-9, InforMax is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of InforMax’s securities by InforMax, any subsidiary of InforMax or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving InforMax or any subsidiary of InforMax; (3) a purchase, sale or transfer of a material amount of assets of InforMax or any subsidiary of InforMax; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of InforMax.

      Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the InforMax Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.     Additional Information.

      Information Statement. An Information Statement provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and attached to this Schedule 14D-9 as Annex B is being furnished to the stockholders of InforMax in connection with the possible designation by Invitrogen, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the InforMax Board of Directors other than at a meeting of InforMax’s stockholders. Such information is incorporated in this Schedule 14D-9 by reference.

      Delaware General Corporation Law. As a Delaware corporation, InforMax is subject to the DGCL, including Section 203 of the DGCL (the “Delaware Takeover Statute”). In general, the Delaware Takeover Statute prevents an “Interested Stockholder” (generally defined as a person who beneficially owns 15% or more of InforMax’s outstanding voting stock or who is an affiliate or associate of InforMax and has owned 15% or more of the outstanding voting stock of InforMax at any time within the 3-year period immediately prior to becoming an Interested Stockholder) from engaging in certain business combinations, including a merger, with InforMax for a period of three years following the time such person became an Interested Stockholder, unless, among other exceptions, before the time such person became an Interested Stockholder, the InforMax Board approved either the business combination or the transaction in which such person became an Interested Stockholder. On October 14, 2002, the InforMax Board approved the Merger Agreement, as described in Item 4, “The Solicitation or Recommendation” above, and therefore the restrictions of the Delaware Takeover Statute are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

      Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any subsequent offering period), the exercise of its rights under the Top-Up Option or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of InforMax’s stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer, the exercise of its rights under the Top-Up Option or otherwise, and a vote of InforMax’s stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

      Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares who do not wish to accept the Merger Consideration and who fully comply with and meet all of the requirements of the provisions of Section 262 of the DGCL will have certain rights to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, dissenting stockholders who comply with applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a rate of interest, if any. The summary of the appraisal rights available to InforMax’s stockholders is contained in Section 12, “Purpose of the Offer and the Merger; Plans for the Surviving Corporation After the Offer and the Merger; Stockholder Approval and Appraisal Rights –Stockholder Approval and Appraisal Rights,” of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference.

      The Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase under some circumstances one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Junior Participating Preferred Stock”), at an exercise price of $70 per one one-thousandth of a share of Junior Participating Preferred Stock, subject to adjustment. Generally, the Rights become exercisable after the earlier of (1) the first date of public disclosure that a person or group (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Shares or (2) the 10th business day after commencement or public disclosure of an intention to commence a tender offer or exchange offer the consummation of which would result in that person becoming the beneficial owner of 15% or more of the Shares. After any person becomes an Acquiring Person, the holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to purchase upon payment of the exercise price such number of Shares having a value of two times the exercise price. Upon the vote of the InforMax Board, the Rights may be redeemed at a price of $0.01 per Right at any time prior to June 4, 2011 or the first date of public disclosure by InforMax, an Acquiring Person or otherwise that an Acquiring Person has become such. In connection with the Offer and the Merger, on October 14, 2002 the InforMax Board authorized and approved the amendment of the Rights Agreement to render the Rights and the Rights Agreement inapplicable to the Offer, the Merger and the transactions contemplated by the Merger Agreement.

      United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Offer and the Merger are not subject to the filing and waiting period requirements under the HSR Act.

      Notwithstanding the foregoing, the Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Invitrogen pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Invitrogen or InforMax. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Under the Merger Agreement, Invitrogen is not required to divest any of its businesses, product lines or assets, or those of InforMax in order to obtain any required governmental approval. InforMax does not, and Invitrogen has advised InforMax that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      Other Filings. Although neither Invitrogen nor InforMax believe that any other filings related to business combination statutes will be necessary in any other countries, both Invitrogen and InforMax conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

Item 9.     Material to be Filed as Exhibits.

      The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(1)	Offer to Purchase, dated October 25, 2002 (incorporated by reference to Exhibit (a)(1)(1) to the Schedule TO filed by Invitrogen on October 25, 2002).*
(a)(1)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(2) to the Schedule TO filed by Invitrogen on October 25, 2002).*
(a)(1)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(3) to the Schedule TO filed by Invitrogen on October 25, 2002).*

Exhibit No.	Description

(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(4) to the Schedule TO filed by Invitrogen on October 25, 2002).*
(a)(1)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(5) to the Schedule TO filed by Invitrogen on October 25, 2002).*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(6) to the Schedule TO filed by Invitrogen on October 25, 2002).*
(a)(1)(7)	Form W-8BEN and Instructions for same (incorporated by reference to Exhibit (a)(1)(7) to the Schedule TO filed by Invitrogen on October 25, 2002).*
(a)(1)(8)	Summary advertisement published October 25, 2002 in The New York Times (incorporated by reference to Exhibit (a)(1)(8) to the Schedule TO filed by Invitrogen on October 25, 2002).
(a)(1)(9)	Letter to stockholders from Andrew P. Whiteley, dated October 25, 2002.*
(a)(1)(10)	Opinion of Bear, Stearns & Co. Inc., dated October 14, 2002 (included as Annex A to this Schedule 14D-9).*
(a)(5)(1)	Joint press release issued by InforMax and Invitrogen on October 15, 2002 (incorporated by reference to the Schedule 14D-9C filed by InforMax on October 15, 2002).
(a)(5)(2)	Transcript of conference call held on October 15, 2002 including the accompanying slides (incorporated by reference to the Schedule 14D-9C filed by InforMax on October 16, 2002).
(a)(5)(3)	Slides for presentation at the University of Maryland School of Law Bioinformatics Conference on October 21, 2002 (incorporated by reference to the Schedule 14D-9C filed by InforMax on October 21, 2002).
(e)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, among InforMax, Inc., Invitrogen Corporation and Babcock, Inc. (incorporated by reference to the Form 8-K filed by InforMax on October 15, 2002).
(e)(2)	Confidentiality Agreement, dated as of June 25, 2002, by and between InforMax and Invitrogen (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Invitrogen on October 25, 2002).
(e)(3)	InforMax, Inc. Incentive Bonus Plan.
(e)(4)	InforMax, Inc. Information Statement, dated October 28, 2002 (included as Annex B to this Schedule 14D-9).*
(e)(5)	Executive Employment Agreement of Andrew P. Whitely dated March 13, 2002 (incorporated by reference to InforMax’s Annual Report on Form 10-K for the year ended December 31, 2001).
(e)(6)	Executive Employment Agreement, dated as of March 2, 2001, by and between InforMax and John M. Green (incorporated by reference to InforMax’s Annual Report on Form 10-K for the year ended December 31, 2000), as amended by the Letter Agreement dated February, 14, 2002 (incorporated by reference to InforMax’s Annual Report on Form 10-K for the year ended December 31, 2001).
(e)(7)	Amended Equity Incentive Compensation Plan (incorporated by reference to InforMax’s Registration Statement on Form S-8 (333-90796)).
(e)(8)	2001 Employee Stock Option Plan (incorporated by reference to InforMax’s Registration Statement on Form S-8 (333-51658)).

*	Included in copies mailed to InforMax’s stockholders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMAX, INC.

By:

Andrew P. Whiteley
Chief Executive Officer, President and
Chairman of the Board of Directors

Dated: October 28, 2002

ANNEX A

October 14, 2002

The Board of Directors

InforMax, Inc.
7600 Wisconsin Ave.
Bethesda, MD 20814

Gentlemen:

We understand that InforMax, Inc. (“InforMax”), Invitrogen Corporation (“Invitrogen”) and Babcock, Inc. (“Merger Sub”) are considering entering into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub, a wholly owned subsidiary of Invitrogen, will commence a tender offer (the “Offer”) to purchase all issued and outstanding shares of InforMax at a price of $1.36 per share, net to the seller in cash. Following consummation of the Offer, Merger Sub will merge (the “Merger”) with and into InforMax (the Merger together with the Offer, the “Transaction”). Pursuant to the Merger, those shareholders who do not tender their outstanding shares pursuant to the Offer will receive $1.36 per share in cash. The cash amount pursuant to the Offer and the Merger is herein defined as the “Purchase Price”. You have provided us with a copy the Agreement in substantially final form.

You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of InforMax.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Agreement;

•	reviewed InforMax’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2000 and 2001; its Quarterly Reports on Form 10-Q for the periods ended March 31, and June 30, 2002 and its Reports on Form 8-K for the two years ended the date hereof;

•	reviewed certain operating and financial information, including projections for the three years ending December 31, 2005, prepared by and provided to us by InforMax’s management relating to InforMax’s business and prospects;

•	met with certain members of InforMax’s senior management to discuss InforMax’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the common shares of InforMax;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to InforMax;

ATLANTA	BEIJING	BOSTON	BUENOS AIRES	CHICAGO	DALLAS	DUBLIN	HONG KONG	LONDON

LOS ANGELES	LUGANO	NEW YORK	PUERTO RICO	SAN FRANCISCO	SAO PAULO	SHANGHAI	SINGAPORE	TOKYO

InforMax, Inc.
October 14, 2002

•	performed discounted cash flow analyses based on the projections for InforMax furnished to us; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including with limitation the projections, provided to us by InforMax. With respect to InforMax’s projected financial results, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of InforMax as to the expected future performance of InforMax. We have not assumed any responsibility for the independent verification of any such information or of the projections, and we have further relied upon the assurances of the senior management of InforMax that they are unaware of any facts that would make the information and projects provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of InforMax, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with InforMax, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with that terms of the Agreement provided to us without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on InforMax or the Purchase Price.

We have acted as a financial advisor to InforMax in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. Bear Stearns has previously been engaged by InforMax to provide certain investment banking and financial advisory services for which we received customary fees. Bear Stearns has performed investment banking services in the past for Invitrogen, which were unrelated to the Transaction. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of InforMax and/or Invitrogen for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of InforMax and does not constitute a recommendation to the Board of Directors of InforMax or any other holders of InforMax common stock as to whether to tender any shares or how to vote in connection with the Transaction. This opinion does not address InforMax’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for InforMax (including the possible liquidation of InforMax) or the effects of any other transaction in which InforMax might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any solicitation/ recommendation statement on Schedule 14D-9 or proxy statement to be distributed to the holders of InforMax common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

InforMax, Inc.
October 14, 2002

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of InforMax.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:

   Senior Managing Director

ANNEX B

INFORMAX, INC.

7600 Wisconsin Avenue, Suite 1100
Bethesda, Maryland 20814.
(240) 747-4000

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF INFORMAX, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO INFORMAX, INC.

      This Information Statement is being mailed to you on or about October 28, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of InforMax, Inc., a Delaware corporation (“InforMax”) to the holders of record of shares of InforMax’s common stock, par value $0.001 per share (the “Common Stock”) (each share of Common Stock is referred to in this Information Statement as a “Share,” and collectively, the “Shares”). The Offer to Purchase is being made for the Shares and the associated share purchase rights that attach to the Shares (the “Rights”), which Rights will be acquired by Purchaser in the Offer along with the Shares for no additional consideration. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Schedule 14D-9.

      On October 15, 2002, InforMax entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Invitrogen Corporation (“Invitrogen”), a Delaware corporation, and Babcock, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Invitrogen, pursuant to which Purchaser commenced a tender offer to purchase all outstanding Shares for a purchase price of $1.36 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Invitrogen and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 25, 2002. You are receiving this Information Statement in connection with the possible election of persons designated by Invitrogen to a majority of seats on the Board of Directors of InforMax (the “InforMax Board of Directors” or the “InforMax Board”). The information set forth in this Information Statement supplements certain information set forth in the Schedule 14D-9. Information set forth in this Information Statement related to Invitrogen, Purchaser or the Invitrogen Designees (as defined below) has been provided by Invitrogen. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

      The Offer is being made pursuant to the Merger Agreement which provides that, among other things, subject to the satisfaction or waiver of certain conditions set forth in this Information Statement, Purchaser will be merged with and into InforMax (the “Merger”). Following the consummation of the Merger, InforMax will continue as the surviving corporation and will be a direct, wholly owned subsidiary of Invitrogen. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Invitrogen, InforMax, Purchaser or any other subsidiary of Invitrogen and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the Delaware General Corporation Law relating to dissenters’ rights of appraisal), will be converted into the right to receive the Offer Price or any higher consideration paid in the Offer. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex B, which was filed by InforMax with the SEC on October 28, 2002 and which is being mailed to stockholders of InforMax along with this Information Statement.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 25, 2002. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on Friday, November 22, 2002, unless Purchaser extends it.

RIGHT TO DESIGNATE DIRECTORS

      The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act, upon the consummation of the Offer, Purchaser will be entitled to designate such number of directors, rounded to the next whole number, of the InforMax Board (the “Invitrogen Designees”) in order that Purchaser’s representation on the InforMax Board equals the product of the total number of InforMax directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Invitrogen, Purchaser or any of their affiliates, bears to the total number of Shares then issued and outstanding. InforMax has agreed to solicit the resignation of up to two InforMax directors in order to enable Purchaser to be able to designate the agreed number of directors and may increase the size of the InforMax Board. No determination has been made as to which of InforMax’s directors, if required, will resign from the InforMax Board of Directors.

      The Merger Agreement also provides that until the consummation of the Merger, two of the current members of the InforMax Board of Directors who are neither officers of InforMax nor designees, stockholders, affiliates or associates of Invitrogen will remain in their positions (the “Independent Directors”). After the consummation of the Offer and prior to the consummation of the Merger, the InforMax Board of Directors shall designate to a committee of the InforMax Board comprised solely of Independent Directors the sole responsibility for (i) the amendment or termination of the Merger Agreement, (ii) the exercise or waiver of any of InforMax’s rights, benefits or remedies under the Merger Agreement, (iii) the extension of the time for performance of Invitrogen’s or Purchaser’s obligations under the Merger Agreement, or (iv) taking any other action of the InforMax Board under or in connection with the Merger Agreement in any manner that adversely affects the holders of the Shares. No determination has been made as to which of InforMax’s current directors will serve as Independent Directors.

      Invitrogen and Purchaser have informed InforMax that the Invitrogen Designees will be chosen from the directors and executive officers of Invitrogen and/or Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders together with this Information Statement and filed as an exhibit to the Schedule TO. The information with respect to such individuals in Schedule I is hereby incorporated by reference in this Information Statement. Invitrogen has informed InforMax that each of the individuals listed in Schedule I of the Offer to Purchase that may be chosen has consented to act as a director of InforMax, if so designated.

      Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Invitrogen and Purchaser, none of the executive officers and directors of Invitrogen or Purchaser (1) is currently a director of, or holds any position with, InforMax, or (2) has a familial relationship with any directors or executive officers of InforMax. InforMax has been advised that, to the best knowledge of Invitrogen and Purchaser, none of Invitrogen’s or Purchaser’s directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of InforMax and none have been involved in any transactions with InforMax or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

      Invitrogen and Purchaser have informed InforMax that, to the best of their knowledge, none of the executive officers and directors of Invitrogen or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      It is expected that the Invitrogen Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than November 23, 2002, and that, upon assuming office, the Invitrogen Designees will thereafter constitute at least a majority of the InforMax Board.

VOTING SECURITIES OF INFORMAX

      The Common Stock is the only class of equity securities of InforMax outstanding that is entitled to vote at a meeting of stockholders of InforMax. Each share of Common Stock is entitled to one vote. As of the close of business on October 18, 2002, there were 26,202,756 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

      The following table sets forth certain beneficial ownership information as of October 18, 2002 for:

•	each person, entity, or group known by us to own beneficially more than 5% of our outstanding Shares;

•	each Named Executive Officer (as defined below) included in the compensation tables below and each of our directors; and

•	our directors and executive offices as a group.

      Unless otherwise indicated, the address of each person identified is c/o InforMax, Inc., 7600 Wisconsin Avenue, Suite 1100, Bethesda, Maryland 20814.

      The percentages shown are based on 26,202,756 Shares outstanding as of October 18, 2002. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. Pursuant to Rule 13d-3 under the Exchange Act, Shares that a person has the right to acquire pursuant to the exercise of stock options held by that holder that are exercisable within 60 days of October 18, 2002 are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. For purposes of determining beneficial ownership, the vesting of options held by the persons below is assumed to have accelerated as contemplated by the Merger Agreement. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all Shares shown as beneficially owned by them.

	Number of	Percent of
Name of Beneficial Owner	Shares	Class

Friedman, Billings, Ramsey Group, Inc. (1) 1001 19th Street North Arlington, VA 22209-1710	5,540,849	21.1%
Alexander V. Titomirov, Ph.D. (2) 608 Utterback Store Road Great Falls, VA 22066	3,892,581	12.9%
Amersham Pharmacia Biotech, Inc. 800 Centennial Avenue P.O. Box 1327 Piscataway, NJ 08855-1327	1,587,747	6.1%
James E. Bernstein, M.D. (3) 2700 36th Street, N.W. Washington, DC 20007	1,060,019	3.9%
Andrew Whiteley (4)	801,000	3.0%
Wei-Wu He, Ph.D. (5)	646,856	2.5%
Stephen E. Lincoln (6)	600,000	2.2%
John M. Green (7)	450,000	1.7%
Harry D’Andrea (8)	45,050	*
Hooks Johnston (9)	20,000	*
Richard Melzer (10)	97,972	*
Vadim Babenko, Ph.D. (11)	0	*
All current directors and executive officers as a group (6 persons)(12)	2,562,906	9.1%

*	Represents less than 1% of the outstanding Shares.

(1)	Pursuant to a 13G/A filed with the SEC on February 13, 2002, Friedman, Billings, Ramsey Group, Inc. has sole dispositive and voting power for 5,471,849 of these Shares. Each of Eric F. Billings and Emmanuel J. Friedman has shared dispositive and voting power for 5,471,849 of these Shares. Mr. Friedman has sole dispositive and voting power for 69,000 Shares. See Item 6 of Schedule 14D-9, to which this Information Statement is attached as Annex B, regarding subsequent transactions in the Shares of which we have been informed.

(2)	Solely consists of Shares issuable upon exercise of vested options.

(3)	Includes 1,059,819 Shares issuable upon exercise of vested options and 200 Shares over which Dr. Bernstein has sole voting and dispositive power that are held of record by children.

(4)	Includes 800,000 Shares issuable upon exercise of vested options.

(5)	Includes 23,000 Shares issuable upon exercise of vested options. Includes 25,000 Shares issuable upon exercise of a vested warrant and 598,856 Shares held by Emerging Technology Partners, LLC (or affiliates thereof) of which Dr. He serves as General Partner. Dr. He disclaims beneficial ownership of the Shares held thereby except to the extent of any pecuniary interest therein. See Item 6 of Schedule 14D-9, to which this Information Statement is attached as Annex B, regarding transactions in the Shares subsequent to October 18, 2002 of which we have been informed.

(6)	Solely consists of Shares issuable upon exercise of vested options.

(7)	Solely consists of Shares issuable upon exercise of vested options.

(8)	Solely consists of Shares issuable upon exercise of vested options.

(9)	Solely consists of Shares issuable upon exercise of vested options.

(10)	Solely consists of Shares issuable upon exercise of vested options. Mr. Melzer’s employment terminated in February 2002.

(11)	Dr. Babenko’s employment terminated in June 2001.

(12)	Reflects ownership by executive officers and directors at October 18, 2002, Messrs. Whiteley, Lincoln, Green, Johnston, D’Andrea and Dr. He, and includes 1,963,050 Shares issuable upon exercise of vested stock options and warrants.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

      Our restated certificate of incorporation provides for a minimum of three directors and a maximum of fifteen directors, such number to be determined by resolution of our Board of Directors. Pursuant to such a resolution, our Board of Directors is currently composed of four members, divided into three classes, each class serving a staggered three-year term.

				Class and Year in
Name	Age	Principal Occupation	Director Since	Which Term Expires

Andrew P. Whiteley Chairman of the Board	44	Chief Executive Officer and President, InforMax, Inc.	August 2000	Class III, 2003
Harry D’Andrea	46	Admin. General Partner, Valhalla Partners	June 1999	Class I, 2004
Wei-Wu He, Ph.D.	37	General Partner, Emerging Technology Partners, L.L.C.	August 2000	Class I, 2004
Hooks Johnston	40	General Partner, Valhalla Partners	June 1999	Class II, 2005

      Andrew P. Whiteley, has served as a director since August 2000. Mr. Whiteley became our Chairman of the Board in March 2002 and our Chief Executive Officer and President in April 2002. Mr. Whiteley served as Vice President of Bioinformatics for Amersham Biosciences Corp. (f/k/a Amersham Pharmacia Biotech, Inc.), a provider of integrated drug discovery solutions, from January 2000 to March 2002. From October 1997 to December 1999, Mr. Whiteley served as Vice President of Amersham Biosciences’ sequencing business. For a portion of the period above, Mr. Whiteley also served as site director for Amersham International PLC’s Cleveland facility. From April 1995 to March 1997, Mr. Whiteley was the head of Amersham Life Sciences’ group marketing. Mr. Whiteley received a Bachelor’s degree in Chemistry and Biochemistry from Nottingham University in the U.K. in 1980.

      Harry D’Andrea, has served as a director since June 1999. Mr. D’Andrea has served as Administrative General Partner of Valhalla Partners, a venture capital fund, since April 2002. Mr. D’Andrea served as the Chief Financial Officer of Advanced Switching Communications, Inc., a telecommunications equipment provider, from June 1999 to April 2002. From August 1998 to June 1999, Mr. D’Andrea served as Chief Financial Officer of Call Technologies, Inc., a telecommunications software provider. From June 1997 to July 1998, Mr. D’Andrea served as Chief Financial Officer of Yurie Systems, Inc., a provider of networking and telecommunications equipment. In 1996, Mr. D’Andrea served as Chief Financial Officer of American Communications Services, Inc., now e.spire Communications, Inc., a telecommunications service provider. Prior to that, Mr. D’Andrea served as Executive Vice President, Chief Financial Officer and Treasurer of Caterair International Corporation, a provider of catering services for commercial airlines. Mr. D’Andrea currently serves on the board of directors of Coagulation Diagnostics, Inc. and ECUTEL, Inc. Mr. D’Andrea received an M.B.A. in Finance from Drexel University in 1980 and a Bachelor’s degree in Foreign Service from The Pennsylvania State University in 1978.

      Wei-Wu He, Ph.D., has served as a director since August 2000. Dr. He has served as the General Partner of Emerging Technology Partners, L.L.C., a venture capital fund he founded that is dedicated to investing in genomics technology companies, since March 2000. In 1996, Dr. He founded OriGene Technologies, Inc., a provider of genomics technologies for the pharmaceutical industry and served as President from June 1996 to March 2000. From 1993 to 1996, Dr. He was a scientist at Human Genome Sciences, Inc., and prior to that he was a research fellow at Massachusetts General Hospital. Additionally, Dr. He serves as a director for Aptus Genomics Inc., Clairus Technologies, Inc., Amnis Corporation, FasGen, Inc., Intradigm, Inc. and MithraGen, Inc. Dr. He received his Ph.D. in Molecular Biology from the Baylor College of Medicine in 1991 and a Bachelor’s degree in Biochemistry from Nanjing University in 1985. Dr. He also received an M.B.A. from The Wharton School of the University of Pennsylvania in 1999.

      Hooks Johnston, has served as a director since June 1999. Mr. Johnston is currently the General Partner of Broadreach Partners LLC, an organization that he co-founded in 2001 which provides management services to venture capital organizations and technology companies. Mr. Johnston previously served as Managing Director of FBR Technology Venture Partners, a venture capital investment firm, from December 1998 to April 2001. During 1997 and 1998, Mr. Johnston served as the President of Descartes Systems Group, a leading supply chain software company, which he assisted in taking public in early 1998. From September 1995 to November 1997, Mr. Johnston served as the President and Chief Executive Officer of Roadshow International, Inc., a transportation software company that was acquired by Descartes. From August 1993 to September 1995, Mr. Johnston was the Chief Operating Officer of ALG, Inc., a design, pre-press and publishing services company. Mr. Johnston received an M.B.A. from Harvard Business School in 1988 and a Bachelor of Science degree in Applied Mathematics and Economics from Brown University in 1984. Mr. Johnston was initially elected to the Board of Directors under a voting agreement among InforMax, FBR Technology Venture Partners II, LP, Amersham Pharmacia Biotech and other principal stockholders. This voting agreement terminated upon completion of our initial public offering on October 6, 2000.

Executive Officers

      The following table sets forth information concerning our executive officers that do not serve on our Board of Directors. Our executive officers are appointed by and serve at the discretion of our Board of Directors.

Name	Age	Position

John M. Green	51	Chief Financial Officer and Chief Operating Officer
Stephen E. Lincoln	38	Chief Scientific Officer, Executive Vice President, Product Development

      Set forth below are descriptions of the backgrounds of each of our executive officers, other than Mr. Whiteley, whose position and background are previously described in this Information Statement.

      John M. Green, has served as our Chief Financial Officer since March 2001 and Chief Operating Officer since October 2001. Prior to joining InforMax, Mr. Green was Executive Vice President, Operations, North America for HMS Host Corporation (formerly Host Marriott Services Corporation), a food, beverage, and retail merchandise concessionaire, where he was responsible for the field operations as well as the finance and human resource functions from 1998 to 2000. Mr. Green was previously Senior Vice President, Finance — Lodging, for Marriott International, Inc. from 1997 to 1998. Prior to his tenure at HMS Host Corporation, Mr. Green was Executive Vice President and Chief Operating Officer of PGI, Inc., a provider of business communications and event management services, where he led operations, business development, finance and human resource functions from 1996 to 1997. Mr. Green previously held senior financial management positions with Marriott International, Inc., including Senior Vice President and Corporate Controller, where he led the company’s strategic and financial planning, analysis and budget processes from 1991 to 1996. In addition, Mr. Green has held senior management positions with PepsiCo, Inc., including Director, Business/ Corporate Planning and Chief Financial Officer for beverage operations in Germany, Switzerland and Austria. Mr. Green received a Master of Science degree in Economics from The London School of Economics in 1975 and a Bachelor of Arts degree in Political Science/ International Relations from Tufts University in 1973.

      Stephen E. Lincoln, has served as our Chief Scientific Officer and Executive Vice President of Product Development since March 2001, and served as our Senior Vice President of Life Science Informatics from October 2000 to March 2001. Prior to joining InforMax, Mr. Lincoln served as Vice President of Bioinformatics Research and Development at Incyte Genomics from 1995 to 2000. From 1993 to 1995, Mr. Lincoln directed bioinformatics efforts supporting SNP genotyping at Molecular Tool, Inc. (now Orchid Biosciences, Inc.). In 1993, Mr. Lincoln was a visiting scientist at the Cold Spring Harbor Laboratory. From 1986 to 1993, Mr. Lincoln was a scientist working with Dr. Eric Lander at the Whitehead Institute at the Massachusetts Institute of Technology and was a founding member of the MIT/Whitehead Genome Center. Mr. Lincoln received a Bachelor’s degree in Computer Science from MIT where he also pursued additional graduate studies in Computer Science, Molecular Biology and Genetics.

2001 MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

      Our Board of Directors has the authority to manage our business and affairs. Our restated bylaws permit the Board of Directors to establish committees from among its members and to delegate authority to these committees for various purposes. In 2001, our Board of Directors maintained three standing committees: an Executive Committee, a Compensation Committee and an Audit Committee. In 2001, these committees consisted entirely of non-employee directors.

      Our Board of Directors held a total of 12 meetings during fiscal year 2001, and each director attended at least 75% or more of all such meetings. Dr. He attended four of the six meetings of the Executive Committee and all other directors attended 75% or more of all meetings of each committee on which he serves.

Executive Committee

      The Executive Committee consists of Messrs. D’Andrea, Johnston and Whiteley and Dr. He. The Executive Committee has all powers and authority of the Board of Directors in the management of our business and affairs that may be delegated unto it under Delaware law. In general, the Executive Committee may act upon all matters except those which under Delaware law require action by the full Board of Directors, such as approving, adopting or recommending to stockholders any action required to be submitted to stockholders for approval and the amendment of our bylaws. The Executive Committee was created in the fall of 2001 to facilitate our executive management transition at such time. The Executive Committee held six meetings during fiscal year 2001. The Executive Committee was dissolved in March 2002.

Compensation Committee

      The Compensation Committee consists of Messrs. Johnston and D’Andrea. Prior to his appointment as our Chief Executive Officer and President in April 2002, Mr. Whiteley served on the Compensation Committee. The Compensation Committee:

•	reviews and approves the compensation and benefits for executive officers and grants stock options under our Amended Equity Incentive Compensation Plan and 2001 Employee Stock Option Plan; and

•	makes recommendations to the Board of Directors regarding these matters.

      The Compensation Committee held 2 meetings during fiscal year 2001. In October 2000, the Compensation Committee delegated limited authority to a subcommittee, consisting solely of Dr. Bernstein, then our President and a director, to grant options to new employees within certain preapproved levels. Dr. Bernstein resigned from our Board of Directors effective December 31, 2001 and the use of such subcommittee was discontinued.

Audit Committee

      The Audit Committee, chaired by Mr. D’Andrea, includes Mr. Johnston and Dr. He. The Audit Committee:

•	makes recommendations to the Board of Directors regarding the selection of our independent auditors; and

•	reviews the results and scope of the audit and other services provided by independent auditors and reviews and evaluates audit and control functions.

      The Audit Committee held 4 meetings during fiscal year 2001. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors, a copy of which was attached to our proxy statement in 2001. The Board of Directors, in its business judgment, has determined that all of the members of the Audit Committee are “independent” in accordance with the applicable provisions of the Nasdaq National Market’s listing standards.

Director Compensation and Fees

      Directors do not receive cash compensation for their service on our Board of Directors or any committee thereof. We generally grant options exercisable for 20,000 Shares to our non-employee directors upon their appointment to the Board of Directors and 10,000 Shares on the anniversary of their continued service as our Board of Directors determines. In May 2001 and 2002, Messrs. Johnston and D’Andrea and Dr. He were each granted options exercisable at $5.97 and $1.16 per Share, respectively, the fair market price at the time of each grant, for up to 10,000 Shares. The options vest monthly over a 12 month period. In 1999, we granted Mr. D’Andrea options to purchase up to 25,050 Shares at an exercise price of $0.30 per Share, the fair market value at the time of such grant, as determined by the Board of Directors. These options are subject to conditions relating to vesting and his continued participation on the Board of Directors. We reimburse our non-employee directors for their reasonable expenses incurred in connection with their attendance at meetings of the Board of Directors and committees thereof.

AUDIT COMMITTEE REPORT

      In the performance of our oversight responsibilities, the Audit Committee has reviewed and discussed with management InforMax’s audited financial statements for the year ended December 31, 2001.

      The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended.

      The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the independent auditors the independent auditors’ independence. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the auditors’ independence.

      Based upon the reviews and discussions referred to above, and subject to the limitations of our role as noted above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in InforMax’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

Respectfully submitted,

Audit Committee

Harry D’Andrea
Hooks Johnston
Wei-Wu He, Ph.D.

TRANSACTIONS WITH RELATED PARTIES

      In connection with the sale of our Series B preferred stock in August 2000, we entered into a 20-year strategic relationship with Amersham Biosciences (f/k/a Amersham Pharmacia Biotech) to jointly develop and market an expanded version of our GenoMax software solution. In February 2001, we agreed with Amersham to extend certain development deadlines contained in our initial agreement. Mr. Whiteley, our Chief Executive Officer, President and Chairman of the Board, was Vice President of Bioinformatics for Amersham and a member of our Board of Directors at the time of the agreement and the amendment.

      In March 2001, we issued a warrant exercisable for 25,000 Shares to an affiliate of Emerging Technology Partners, LLC in consideration for strategic consulting services. The warrant is exercisable for a five-year term at $8.00 per share, the closing price of our Common Stock on the Nasdaq National Market on the date of the grant. Dr. He, one of our directors, is the General Partner of Emerging Technology Partners LLC.

      In March 2001, we entered into a perpetual software license agreement by which we granted a nonexclusive, nontransferable license for our GenoMax enterprise product and certain modules thereof to Pluvita Corporation. In connection with this agreement, we received an aggregate of approximately $500,000 from the grant of this license and related support fees. The fees were paid by Pluvita in monthly installments over a one-year term. Dr. Titomirov, our former Chief Executive Officer and Chairman, is the Chairman and a significant stockholder of Pluvita Corporation. Mr. Johnston, one of our directors, was a managing director of FBR Technology Venture Partners, a venture capital investment firm, at the time we entered into this transaction. An affiliate of FBR Technology Venture Partners was a stockholder of Pluvita Corporation, and a managing director of FBR Technology Venture Partners was a director of Pluvita Corporation at the time we entered into this transaction.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires executive officers and directors, and persons who own more than 10% of our Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Those persons are required by regulations promulgated under the Exchange Act to furnish us with copies of all reports filed pursuant to Section 16(a). Based solely upon a review of such copies, we believe that all reports required pursuant to Section 16(a) with respect to our directors and executive officers for the year ended December 31, 2001, were timely filed except for the filing in March 2002 of amended Forms 3 to reflect additional holdings for Richard Melzer, Brigitta Scott and Rebecca McDonald that were inadvertently not reported in October 2000, and the March 2002 filing of an amended Form 4 for Dr. He to reflect a grant inadvertently not reported in December 2000.

      The Audit Committee and Compensation Committee Reports, as well as the performance graph below, are not soliciting materials, are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of InforMax under the Securities Act of 1933 or the Exchange Act, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors on Executive Compensation

      The Compensation Committee of the Board of Directors has prepared the following report on our policies with respect to the compensation of executive officers for the fiscal year ended December 31, 2001.

      The Compensation Committee is charged with making decisions with respect to the compensation of our executive officers and administering our Amended Equity Incentive Compensation Plan and recently adopted 2001 Employee Stock Option Plan. In 2001, no member of the Compensation Committee was an employee of InforMax. During 2001, the Compensation Committee consisted of Messrs. Johnston, D’Andrea and Whiteley.

Compensation Policies For Executive Officers

      Our compensation policies are designed to attract, motivate and retain experienced and qualified executives, increase our overall performance, increase stockholder value and enhance the performance of individual executives.

      The Compensation Committee seeks to provide competitive salaries based upon individual performance together with annual cash bonuses awarded based on our overall performance relative to corporate objectives, taking into account individual contributions, teamwork and performance levels. In addition, it is our policy to grant stock options to executives upon their commencement of employment and thereafter as determined by the Compensation Committee in order to strengthen the alliance of interest between such executives and our stockholders and to give executives the opportunity to reach the top compensation levels of the competitive market depending on our performance, as reflected in the market price of our common stock.

      The following describes in more specific terms the elements of compensation that implement the Compensation Committee’s compensation policies, with specific reference to compensation reported for 2001.

      Base Salaries. Base salaries of executives are initially determined by evaluating the responsibilities of the position, the experience and knowledge of the individual, and the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at peer public companies in our geographic region. The Compensation Committee annually reviews the base salaries of executive officers based upon, among other things, individual performance and responsibilities.

      The Chief Executive Officer and Chief Financial Officer recommend annual salary adjustments by evaluating the performance of each executive officer after considering new responsibilities and the previous year’s performance. The Compensation Committee performs the same review when evaluating the performance of the Chief Executive Officer and Chief Financial Officer. Individual performance ratings take into account such factors as achievement of specific goals that are driven by our strategic plan and attainment of specific individual objectives. The factors affecting base salary levels are not assigned specific weights but are subject to adjustment by the Compensation Committee.

      Bonuses. Bonuses to executive officers are based on both corporate and individual performance, as measured by reference to factors that reflect objective performance criteria over which management generally has the ability to exert some degree of control. These corporate performance factors include, among other things, revenue and earnings targets established in our annual budget.

      Stock Options. A third component of our executive officers’ compensation consists of awards under our Amended Equity Incentive Compensation Plan and recently adopted 2001 Employee Stock Option Plan, pursuant to which we grant executive officers and other key employees options to purchase shares of our common stock.

      The Compensation Committee grants stock options to our executives in order to align their interests with the interests of our stockholders. Stock options are considered by the Compensation Committee to be an effective long-term incentive because the executives’ gains are linked to increases in the value of our common stock, which in turn results in stockholder gains. The Compensation Committee generally grants options to new executive officers and other key employees upon their commencement of employment with us and thereafter as determined by the Compensation Committee. The options generally are granted at an exercise price equal to the closing market price of the common stock on the trading day before the date of grant. Options granted to executive officers typically vest over a period of four years following the date of grant. The maximum option term is ten years. The full benefit of the options is realized upon appreciation of our stock price in future periods, thus providing an incentive to create value for our stockholders through appreciation of stock price. The Compensation Committee and our management believe that stock options have been helpful in attracting and retaining skilled personnel.

      Stock option grants made to executive officers in 2001 reflect significant individual contributions relating to our operations and implementation of our strategic business plan. Certain newly hired executive officers also received stock option grants at the time of their employment. During 2001, we granted stock options to purchase an aggregate of 2,056,155 shares of our common stock to approximately 170 employees and 8 non-employee advisors, including options to purchase 6,000 shares of common stock issued to members of the Scientific Advisory Board, which has since been discontinued, and options to purchase 30,000 shares to three of our non-employee directors. The per share option exercise prices of options granted during 2001 ranged from $2.50 to $13.69, which generally equaled the fair market value of a share of common stock on the respective dates of grant.

      Other. We have adopted a contributory retirement plan, referred to as the “401(k) plan.” The 401(k) plan covers all full-time employees who are eligible to participate. Participants may contribute up to 15% of pretax compensation, subject to certain limitations. We may make matching, nonelective or discretionary contributions to the 401(k) plan. In general, matching and discretionary contributions made by us vest ratably over a three-year period. We did not make a contribution under the 401(k)plan for 2001.

      For a discussion of the severance packages awarded to certain executive officers upon their separation from InforMax, please see the section of this proxy statement entitled “Employment Agreements and Severance Arrangements.”

Chief Executive Officer Compensation

      The executive compensation policy described above was applied in setting the compensation of Dr. Titomirov, our Chief Executive Officer in 2001. Our Chief Executive Officer generally participates in the same executive compensation plans and arrangements available to the other senior executives. Accordingly, the Chief Executive Officer’s compensation also consists of an annual base salary, a potential annual cash bonus and, potentially, long-term equity-linked compensation in the form of stock options. The Compensation Committee’s general approach in establishing the Chief Executive Officer’s compensation is to be competitive with peer companies, but to have a percentage of the target compensation based upon certain performance criteria and targets established in our strategic plan.

      On October 17, 2001 we announced that Dr. Titomirov, our founder, would step down as Chief Executive Officer upon the hiring of a new Chief Executive Officer. In conjunction with that announcement, we entered into a Separation Agreement, General Release of All Claims and Consulting Agreement with Dr. Titomirov that is described elsewhere in this proxy statement. Effective April 1, 2002, Mr. Whiteley became our Chief Executive Officer. Mr. Whiteley’s compensation is a result of a negotiated agreement between Mr. Whiteley and our Board of Directors and is described elsewhere in this proxy statement. In negotiating Mr. Whiteley’s compensation, the Board of Directors considered the criteria contained in this report.

      Dr. Titomirov’s compensation for the year ended December 31, 2001, included $350,000 in base salary. Dr. Titomirov did not receive a bonus for 2001. Dr. Titomirov’s compensation for 2001 was based on, among other factors, our performance and the compensation of chief executive officers of comparable companies, although his compensation was not linked to any particular group of these companies. At December 31, 2001, Dr. Titomirov beneficially owned 5,112,200 shares of our common stock, or approximately 17.2% of our outstanding shares. In view of the extent of Dr. Titomirov’s equity ownership, he did not receive grants of stock options in 2001.

Compensation Deductibility Policy

      Under Section 162(m) of the Internal Revenue Code and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1.0 million paid to any of our five most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1.0 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the Compensation Committee that establishes such goals consists only of “outside directors” as defined for purposes of Section 162(m). The Compensation Committee intends to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) so long as doing so is compatible with its determinations as to the most appropriate methods and approaches for the design and delivery of compensation to our executive officers. The Board of Directors and the Compensation Committee reserve the authority to award non-deductible compensation in other circumstances as they deem appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts, that compensation intended to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

Respectfully submitted,

Compensation Committee

Hooks Johnston
Harry D’Andrea
Andrew P. Whiteley*

*	Mr. Whiteley ceased to be a member of our Compensation Committee upon his appointment as our Chief Executive Officer and President.

Compensation Committee Interlocks and Insider Participation

      The current members of the Compensation Committee are Messrs. Johnston and D’Andrea, neither of whom was an officer of InforMax in 2001 or prior thereto. In March 2002, Mr. Whiteley executed an agreement to become our Chief Executive Officer and President effective April 1, 2002, at which time he stepped down from the Compensation Committee. No executive officer of InforMax serves as a member of the Board of Directors or the Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Compensation Tables

      The following table sets forth, for the fiscal years ended December 31, 2001 and 2000 (where such individual also served as an executive officer in 2000), the compensation awarded to, earned by or paid to our Chief Executive Officer during last year, the four other most highly compensated executive officers whose salary and bonus for services rendered in all capacities for the fiscal year ended December 31, 2001, exceeded $100,000, and up to two additional persons for whom disclosure would have been required but for the fact that such individual was not serving as an executive officer at December 31, 2001. These persons collectively are referred to as the “Named Executive Officers” in this Information Statement.

Long Term

Annual Compensation Awards

				Long-Term
				Compensation
				Awards
		Annual Compensation		Securities	All Other
				Underlying	Compensation
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Options (#)	($)(6)

Alexander V. Titomirov, Ph.D.(1)	2001	$350,000	—	—	$2,580
Chairman and Chief Executive Officer	2000	$366,667	—	—	$444
John M. Green(2) Chief Financial Officer and Chief Operating Officer	2001	$195,898	$84,250	300,000	$820
Stephen E. Lincoln Chief Scientific Officer, Executive Vice President, Product Development	2001	$280,090	$100,000	335,000	$984
Richard Melzer(3) Senior Vice President, Marketing & Sales	2001	$399,948	—	200,000	$888
James E. Bernstein, M.D.(4)	2001	$261,555	$50,000	—	$984
President, Chief Operating Officer and Director	2000	$250,000	$75,000	—	$444
Vadim Babenko, Ph.D.(5)	2001	$373,635	$15,000	—	$444
Chief Technology Officer and Senior Vice President, Research and Development	2000	$290,000	$100,000	—	$444

(1)	Dr. Titomirov’s employment terminated in April 2002.

(2)	Mr. Green’s employment commenced in March 2001.

(3)	Mr. Melzer’s employment terminated in February 2002.

(4)	Dr. Bernstein’s employment terminated in December 2001.

(5)	Dr. Babenko’s employment terminated in June 2001.

(6)	Represents premiums paid for term life insurance for each of the Named Executive Officers.

Option Grants in Last Fiscal Year

      The following table provides the specified information concerning options granted to the Named Executive Officers for the fiscal year ended December 31, 2001. In addition, as required by Securities and Exchange Commission rules, the table sets forth the hypothetical gains that would exist for the Shares subject to such options based on assumed annual compounded rates of stock price appreciation during the option term. There is no assurance that our stock price will appreciate at the rates shown in this table.

Potential Realizable Value
at Assumed Annual Rates
	Number of	Percent of			of Stock Price
	Securities	Total Options			Appreciation for Option
	Underlying	Granted to	Exercise		Term
	Options	Employees	Price per	Expiration
Name	Granted (#)	(%)	Share ($/sh)	Date	5% ($)	10% ($)

Alexander V. Titomirov, Ph.D. (1)	—	—	—	—	—	—
John M. Green	300,000	15.0%	$3.69	04/10/2011	$334,572	$1,118,462
Stephen E. Lincoln	335,000	16.0%	$3.69	04/10/2011	$373,605	$1,327,116
Richard Melzer (2)	200,000	10.0%	$3.69	05/01/2011	$245,048	$814,308
James E. Bernstein, M.D. (3)	—	—	—	—	—	—
Vadim Babenko, Ph.D. (4)	—	—	—	—	—	—

(1)	Dr. Titomirov’s employment terminated in April 2002.

(2)	Mr. Melzer’s employment terminated in February 2002.

(3)	Dr. Bernstein’s employment terminated in December 2001.

(4)	Dr. Babenko’s employment terminated in June 2001.

Aggregate Option Exercises During Fiscal 2001 and Year-End Option Values

      The following table provides information concerning the exercise of stock options during fiscal year 2001 by each of the Named Executive Officers and their options outstanding at fiscal year end. In addition, the table sets forth the number of Shares covered by unexercised stock options held by the Named Executive Officers as of December 31, 2001, and the value of “in-the-money” stock options, which represents the positive spread between the exercise price of a stock option and the market price of the Shares subject to such option as of December 31, 2001, which was $2.95.

			Number of Securities
			Underlying Unexercised		Value of Unexercised In-the-
			Options at December 31,		Money Options at
	Shares		2001(#)		December 31, 2001 ($)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Alexander V. Titomirov, Ph.D.(1)	—	—	4,258,333	—	$11,284,582	—
John M. Green	—	—	56,250	243,750	—	—
Stephen E. Lincoln	—	—	103,952	396,048	—	—
Richard Melzer (2)	—	—	123,588	268,411	$132,701	$102,798
James E. Bernstein, M.D. (3)	—	—	1,631,319	—	$4,330,851	—
Vadim Babenko, Ph.D. (4)	2,351,450	$8,858,868	—	—	—	—

(1)	Dr. Titomirov’s employment terminated in April 2002.

(2)	Mr. Melzer’s employment terminated in February 2002.

(3)	Dr. Bernstein’s employment terminated in December 2001.

(4)	Dr. Babenko’s employment terminated in June 2001.

Employment Agreements and Severance Arrangements

Current Executive Officers

      Andrew P. Whiteley. In March 2002, we entered into an employment agreement with Mr. Whiteley to serve as our President and Chief Executive Officer effective April 1, 2002, for a term of two years. The term of Mr. Whiteley’s employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 60 days prior to the end of the then current term, of their intent not to renew the agreement. The agreement requires us to use our commercially reasonable efforts to cause Mr. Whiteley to be nominated for election to the Board of Directors at any annual meeting where his term of office would expire. Mr. Whiteley is a Class III director on our Board of Directors and is up for election at the annual meeting of stockholders in 2004. Pursuant to this agreement, Mr. Whiteley’s initial salary was set at $375,000 per year, subject to annual adjustment in connection with annual performance reviews and discussions between Mr. Whiteley and us. Mr. Whiteley is also eligible for an annual bonus in two parts, commensurate with his performance, of up to 50% of that year’s base salary. The first part, which may be up to 25% of that year’s base salary, shall be based upon Mr. Whiteley achieving specified milestones or performance criteria that the Board of Directors or its Compensation Committee establish. The second part, which may be up to 25% of that year’s base salary, shall be at the sole discretion of the Board of Directors or its Compensation Committee. Pursuant to the terms of the agreement, the Board of Directors granted Mr. Whiteley an option to purchase 800,000 Shares at an exercise price of $1.75 per Share. Twenty-five percent of these options will vest on the first anniversary of Mr. Whiteley’s employment and the remaining options will vest monthly over the following three years. In the event that Mr. Whiteley’s employment is terminated by us without cause, or terminated by Mr. Whiteley as a result of a reduction in his base salary below $375,000, a material diminishment of his position, duties or responsibilities, a change of control following which he is not the president or chief executive officer, or a material breach of his employment agreement by us, he will receive an amount equal to his base salary then in effect and certain continuation of health insurance benefits. In addition, upon a change of control of InforMax all unvested options then held by Mr. Whiteley shall become vested. Mr. Whiteley has agreed not to compete with us during the term of his agreement and for a period of one year after termination for any reason.

      John M. Green. In March 2001, we entered into an employment agreement with Mr. Green, to serve as Chief Financial Officer and Senior Vice President of Finance and Administration, through December 31, 2003. The term of Mr. Green’s employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 90 days prior to the end of the then current term, of their intent not to renew. Pursuant to this agreement, Mr. Green’s initial salary was set at $215,000 per year, subject to annual adjustment in connection with annual performance reviews. Mr. Green is also eligible for a bonus commensurate with his performance of 50% of that year’s base salary, subject to approval by the Board of Directors and based on mutually developed objectives and performance. Pursuant to this agreement. Mr. Green was granted options exercisable for 225,000 Shares at $3.69 per Share. In the event that Mr. Green’s employment is terminated by us without cause, or by Mr. Green as a result of a material reduction in his duties, responsibilities or compensation, or as a result of relocations required by us, he will receive an amount equal to his salary and a pro rata portion of up to 50% of his salary payment for the previous 12-month period. In the event that we, or a successor, terminate Mr. Green’s employment without cause upon, or within 180 days of, a change of control of us, he will receive an amount equal to his salary plus a guaranteed bonus equal to a 12 month pro-rata share of his previous fiscal years’ bonus. In addition, upon a change of control, all unvested options then held by Mr. Green shall become vested. Pursuant to this agreement, Mr. Green shall be given a period of up to six months to exercise any vested options upon his termination by us without cause or by Mr. Green as contemplated above. Upon a termination by Mr. Green as a result of our material breach of this agreement, Mr. Green will receive an amount equal to 50% of his salary plus a pro rata portion of up to 50% of his bonus payment for the previous 12 month period. Mr. Green has agreed not to compete with us during the term of his agreement and for a period of one year after termination for any reason. This agreement was amended by a letter agreement entered into with Mr. Green in February 2002 which modified his eligibility for certain severance payments as summarized in the foregoing description.

      Stephen E. Lincoln. In October 2000, we entered into an employment letter with Mr. Lincoln which provides for his employment as Senior Vice President, Life Science Informatics, with a base salary of $200,000 per year and eligibility for an annual performance based bonus of up to $100,000. Pursuant to this agreement, Mr. Lincoln was granted options exercisable for 165,000 Shares at an exercise price of $18.13 per Share. The letter agreement provides that Mr. Lincoln is an at-will employee and may be terminated at any time with or without cause. In the event that we terminate Mr. Lincoln without cause, he will receive an amount equal to one year’s salary.

Former Executive Officers

      Alexander V. Titomirov, Ph.D. In October 2001, Dr. Titomirov, InforMax’s founder, announced his intention to resign as Chief Executive Officer of InforMax. In connection with this announcement we entered into a Separation Agreement, General Release of All Claims and Consulting Agreement with Dr. Titomirov providing for Dr. Titomirov to step down as Chief Executive Officer upon the hiring of a new Chief Executive Officer. Dr. Titomirov resigned as Chairman of our Board of Directors effective March 13, 2002 and as Chief Executive Officer effective April 1, 2002, contemporaneously with our hiring of Mr. Whiteley. The agreement provides for a mutual release of claims between InforMax and Dr. Titomirov and contains certain confidentiality provisions. In addition, the agreement provides that Dr. Titomirov will provide consultant services to us as directed by our Chief Executive Officer for up to forty hours a month for a period of three years, unless earlier terminated by him. Dr. Titomirov will be paid approximately $30,600 per month for his services, will receive $7,000 per month for expenses related to his office and support services and is eligible to be reimbursed for certain health insurance costs. The agreement contains certain non-competition and non-solicitation provisions which restrict Dr. Titomirov’s activities during the term of his consulting period and for a period of one year thereafter, but in no event beyond October 17, 2005. The agreement also provides for certain restrictions on Dr. Titomirov’s ability to acquire shares of our Common Stock, to make or participate in the solicitation of proxies or to influence or control our management or policies.

      James E. Bernstein, M.D. In October 2001, Dr. Bernstein announced his intention to retire as our President and Chief Operating Officer and resign from our Board of Directors. In connection with this announcement, we entered into a Separation Agreement and General Mutual Release of All Claims with Dr. Bernstein pursuant to which his retirement as Chief Operating Officer became effective October 12, 2001 and his resignation as our President and as a Director became effective December 31, 2001. The agreement provides for a mutual release of claims between us and Dr. Bernstein and contains certain confidentiality, non-competition and non-solicitation provisions which restrict Dr. Bernstein’s activities for a period of one-year. In addition, the agreement provides that Dr. Bernstein will receive a bonus of $50,000 for his services in 2001 and payment of $275,000, one year’s salary at the time of separation, as severance compensation to be paid periodically through December 31, 2002. Under the agreement, Dr. Bernstein is also eligible for reimbursement of certain health insurance costs for a period of six months.

      Richard Melzer. Mr. Melzer’s employment as our Senior Vice President of Sales and Marketing terminated in February 2002. In April 2002, we entered into an Employment Separation Agreement and General Release with Mr. Melzer. The agreement provides for a mutual release of claims between us and Mr. Melzer and contains certain confidentiality, non-competition and non-solicitation provisions which restrict Mr. Melzer’s activities for a period of one-year. The agreement provides for our payment to Mr. Melzer for accrued, but unused vacation, $4,500 associated with the past payments for a car allowance and $50,000, equal to three months salary at the time Mr. Melzer’s employment ceased. The agreement also provides for an extension of the period in which Mr. Melzer’s vested stock options may be exercised until February 2003 and permits Mr. Melzer to utilize our Annapolis, Maryland office, provided that he pays us one-half of the applicable rent for such office through the end of the current lease term.

      Vadim Babenko, Ph.D. Dr. Babenko’s ceased to be our Chief Technology Officer in March 2001 and his employment with us terminated in June 2001. In July 2000, we entered into an employment agreement with Dr. Babenko to serve as our Chief Technology Officer. This agreement was amended in March 2001. Under the terms of the amended agreement, Dr. Babenko’s salary was set at $300,000 per year. We were permitted, without penalty, to prepay all or any portion of the compensation payable to Dr. Babenko and upon aggregate payments to Dr. Babenko of $300,000, our compensation obligations to him and his employment with us would cease. In satisfaction of the agreement, we completed our compensation payments to Dr. Babenko in June 2001. The agreement also provided that Dr. Babenko would not compete with us or solicit our employees during the term of the agreement and for a period of two years following the termination of the agreement.

      Timothy Sullivan. Mr. Sullivan ceased to be our Senior Vice President of Marketing and Sales in April 2001. In April 1999, we entered into an employment agreement with Mr. Sullivan, to serve as our Senior Vice President, Marketing and Sales, through March 31, 2003. Pursuant to this agreement, Mr. Sullivan’s initial salary was set at $150,000 per year plus certain monthly commissions to be paid on software license and professional services revenues. The agreement provided that upon a termination of Mr. Sullivan’s employment by us without cause, or a termination by Mr. Sullivan as a result of our breach of his employment agreement, he would receive an amount equal to 50% of his salary and earned commissions for the previous 12-month period. The agreement also provided that upon a termination of Mr. Sullivan’s employment by us without cause upon, or within 180 days of, a change of control, he would receive an amount equal to his annual salary and earned commissions for the previous 12-month period. Mr. Sullivan agreed not to compete with us or solicit our employees for a period of six months following his termination by us without cause (other than upon a change of control) or as a result of our breach of his employment agreement. Mr. Sullivan has agreed not to compete with us or solicit our employees for a period of 12 months following the cessation of his employment upon a termination other than above.

      Joseph E. Lehnen. Mr. Lehnen ceased to be our Chief Financial Officer and Senior Vice President in February 2001. In April 1999, we entered into an employment agreement with Mr. Lehnen, to serve as our Chief Financial Officer and Senior Vice President through December 31, 2002. Pursuant to this agreement, Mr. Lehnen’s initial salary was set at $150,000 per year, with eligibility for bonuses and stock options as determined by the Chief Executive Officer and our board of directors. The agreement provided that upon termination of Mr. Lehnen’s employment by us without cause, or termination by Mr. Lehnen as a result of our breach of his employment agreement, he would receive an amount equal to 50% percent of his salary and bonus for the previous 12 month period. The agreement provided that upon a termination of Mr. Lehnen’s employment by us without cause upon, or within one year of, a change of control of our company, he would receive an amount equal to his salary and bonus for the previous 12 month period. Mr. Lehnen agreed not to compete with us or solicit our employees for a period of 12 months following the cessation of his employment as a result of a termination for cause or a voluntary resignation without a breach by us of the agreement.

STOCK PERFORMANCE CHART

      The following graph compares (i) the quarterly change in the cumulative total stockholder return on InforMax Common Stock with (ii) the cumulative return of the Standard & Poor’s 500 Stock Index (“S&P 500”) and the Nasdaq Biotechnology Index. The graph assumes that the value of an investment in the Common Stock and in each index was $100 on October 3, 2000, the first day of trading for InforMax Common Stock on the Nasdaq National Market, and that all dividends were reinvested. According to its website, the Nasdaq Biotechnology Index represents the largest and most actively traded Nasdaq biotechnology stocks and includes companies that are primarily engaged in using biomedical research for the discovery or development of novel treatments or cures for human disease.

		10/3/2000	12/31/2000	3/31/2001	6/30/2001	9/30/2001	12/31/2001

InforMax, Inc.	INMX	$100.00	$64.88	$28.13	$44.69	$19.75	$18.44
S&P 500	SPX	$100.00	$92.55	$80.47	$85.83	$72.97	$80.48
Nasdaq Biotechnology Index	NBI	$100.00	$88.61	$62.63	$82.82	$60.68	$74.25